

02029845

24-4412

SEC 486 (3-99) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

The exact name of the issuer is You First, Inc.
(Exact name of issuer as specified in its charter)

The State or other jurisdiction of incorporation or organization is California
(State or other jurisdiction of incorporation or organization)

The address, including zip code, and telephone number, including area code of issuer's principal executive office is 44745 El Prado Rd., Temecula, CA 92590; Post Office Box 1645, Temecula, CA 92593(909) 695-4541
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

The name, address, including zip code, and telephone number, including area code, of the agent for service is Lawrence R. Dorsa, Esq., Tyler, Dorsa & Eldridge, LLP, 43460 Ridge Park Drive, Suite 220, Temecula, CA 92590, (909) 699-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

There is no Primary Standard Industrial Classification Code Number)
(Primary Standard Industrial Classification Code Number)

The I.R.S. Employer Identification Number is 33-0929087
(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

III. Supplemental Information.

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

This is N/A- as there is currently no underwriter.

(2) Any engineering, management or similar report referenced in the offering circular.

There is no engineering, management or similar report referenced in the offering circular except the Business Plan Summary.

PART I

PART I - NOTIFICATION

ITEM 1. Significant Parties

(a) The issuer's sole directors is Cynthia Scritchfield, 44745 El Prado Rd., Temecula, CA 92590; Post Office Box 1645, Temecula, CA 92593(909) 695-4541.

(b) The issuer's officers are Cynthia Scritchfield, President/Secretary/Treasurer/CFO, 44745 El Prado Rd., Temecula, CA 92590; Post Office Box 1645, Temecula, CA 92593(909) 695-4541.

(c) The issuer has no general partners.

(d) The record owner of 5 percent or more of any class of the issuer's equity securities is Cynthia Scritchfield, 44745 El Prado Rd., Temecula, CA 92590; Post Office Box 1645, Temecula, CA 92593(909) 695-4541.

(e) The beneficial owners of 5 percent or more of any class of the issuer's equity securities is Cynthia Scritchfield, 44745 El Prado Rd., Temecula, CA 92590; Post Office Box 1645, Temecula, CA 92593(909) 695-4541.

(f) The only promoter of the issuer is Cynthia Scritchfield, 44745 El Prado Rd., Temecula, CA 92590; Post Office Box 1645, Temecula, CA 92593(909) 695-4541.

(g) There are no affiliates of the issuer.

(h) The counsel to the issuer with respect to the proposed offering is Lawrence R. Dorsa, Esq., Tyler, Dorsa & Eldridge, LLP, 43460 Ridge Park Drive, Suite 220, Temecula, CA 92590, (909) 699-5000.

(i) There are no underwriters with respect to the proposed offering.

(j) There are no underwriters with respect to the proposed offering; therefore, there are no underwriter's directors.

(k) There are no underwriters with respect to the proposed offering; therefore, there are no underwriter's officers.

(l) There are no underwriters with respect to the proposed offering; therefore, there are no underwriter's general partners.

(m) There are no underwriters with respect to the proposed offering; therefore, there are no underwriter's counsel.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 .

None of the persons identified in the response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

The above referenced description does not apply to the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) There are currently no jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

(b) The only jurisdiction in which the securities are to be offered other than by underwriters, dealers or salesmen is California; the method panned for such offering is general advertisement and solicitation.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) The name of the issuer is You First, Inc.

(2) The title and amount of securities issued is 2, 550,000 shares of Class A Common.

(3) The aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof was $6,389.00.

(4) The names and identities of the person to whom the securities were issued is Cynthia Scritchfield, Director, President, Secretary and CFO of issuer.

(b) There were no unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or an underwriter. Pursuant to the Article of Incorporation Amendment of May 1, 2001 which created the additional securities that form the substance of this application, Cynthia Scritchfield exchanged her original 1000 shares of Class A Common for the current 2, 550,000 shares of Class A Common. However, this was a stock for stock exchange for which there was no additional capital contribution, nor was there a change in the allocation of ownership interest (i.e. Cynthia Scritchfield owned 100% of all outstanding issued stock both before and after the exchange)

(c) The section of the Securities Act or Commission rule or regulation that was relied upon for exemption from the registration requirements of such Act was Rule 147, the "Intrastate Offerings Exemption". This exemption was available because both the issuer (You First Inc.) and the sole shareholder (Cynthia Scritchfield) were residents of State of California.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Up to 450,000 shares of Class A Common is potentially available to current independent contractors for successful completion of their individual requirements relative to the project development. The details relative thereto are included in the Independent Contractor Agreements attached as Exhibit 6 to this application.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) There are no other arrangements for the sale of the securities of the same class as those being offered in this application other than that proposed pursuant to this application.

(2) There are currently no plans to stabilize the market for any of the securities to be offered.

(3) There are currently no plans for withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) There are currently no underwriters that intend to confirm sales to any accounts over which they exercise discretionary authority.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Cynthia Scritchfield is the only expert named in the offering statement as having prepared or certified any part thereof that was employed on a contingent basis. CPA Doug MacRae and Attorney Lawrence R. Dorsa were/are paid on an hourly basis for their assistance with this application.. However, neither have any ownership interest in the issuer. Furthermore, except to the extent expressly stated herein, neither Mr. MacRae or Mr. Dorsa are making any certifications relative to this application.

ITEM 9. Use of a Solicitation of Interest Document

A Publication authorized by Rule 254 was not used prior to the filing of this notification.

PART II

PART II – OFFERING CIRCULAR

* *

OFFERING CIRCULAR MODEL A.

COVER PAGE

You First, Inc.

The type of securities offered are Class "A" Preferred.

The maximum number of these securities offered is 1,000,000 shares.

The minimum number of securities offered are 1,000 shares per investor (with a husband and wife being considered as one investor).

The price per security is $1.00 per share.

The total proceeds if the maximum number of securities were sold would be $1,000,000.00. There is no minimum number of shares necessary for the sales to be confirmed except for the minimum of 1,000 shares per investor.

There is no commissioned selling agent selling the securities in this offering.

Is there other compensation to selling agent(s)?	[ ] Yes	[X] No
Is there a finder's fee or similar payment to any person?	[ ] Yes	[X] No
Is there an escrow of proceeds until minimum is obtained?	[ ] Yes	[X] No
Is this offering limited to members of a special group, such as employees of the Company or individuals?	[ ] Yes	[X] No
Is transfer of the securities restricted?	[ ] Yes	[X] No

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ]	Has never conducted operations.
[ ]	Is in the development stage.
[X]	Is currently conducting operations.
[ ]	Has shown a profit in the last fiscal year.
[ ]	Other (Specify):
	(Check at least one, as appropriate)

This offering has not been registered for offer and sale in any state. However, it is anticipated that an exemption will be applied for in California:.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of __ pages.

THE COMPANY

(1) Exact corporate name: You First, Inc.

State and date of incorporation: California, 1/8/01

Street address of principal office: 44745 El Prado Rd., Temecula, CA 92590; Post Office Box 1645, Temecula, CA 92593(909) 695-4541

Company Telephone Number: (909) 695-4541

Fiscal year: December, 31st
(month) (day)

Person(s) to contact at Company with respect to offering:

Cynthia J. Scritchfield
Lawrence R. Dorsa, Tyler, Dorsa & Eldridge, LLP, 43460 Ridge Park Drive, Suite 220, Temecula, CA 92590, (909) 699-5000

Telephone Number (if different from above): (____)__________________________

RISK FACTORS

2. *List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).*

(1) Competitive programs vying for educational funds - individual;

(2) Flawed cost - revenue assumptions employed, if any;

(3) Flawed market acceptance assumptions employed;

(4) Inflationary cost experience for program materials;

(5) Inadequate provisions for sales, marketing, services, costs;

(6) Dramatic changes in contemporary educational standards;

(7) General market rejection - by private, parochial and public schools;

(8) Manufacturer/Supplier failures (program tools);

(9) Reliance on single entrepreneurial management and operation at inception;

(10) Enterprise reliance on consultants not fully employed by offeror.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

The You First, Inc. program will, to the knowledge of Offeror, be unique in contemporary education alternatives. Highly successful other supplemental programs addressing different curriculum deficiencies do exist, e.g. supplemental spelling training, math programs, supplemental science programs and more.

In the critically important area of each child's early training, the You First, Inc. program will, from inception, stand alone. Its thrust is the training of youngsters in those specific cultural areas addressing humanity, decency, courtesy and individual respect for others once supplied not only by schools but by involved parental and familial training, churches and others. Such 'training' has virtually disappeared from the lives of today's young. You First, Inc. steps directly into a cultural void with a comprehensive values- oriented program that is nurturing, enriching and specific as well as generalized. Each subject is inter dependent with the other.

Subjective examples of specific, individual conduct and highly diverse deportment include:

- *Why does the male remove his hat when going indoors? Are ball caps 'different'?*
- *What is a 'bully'? How does one react?*
- *Let us develop and grow self esteem – how does this help control anger?*
- *What gestures or behavior can be [or just are] 'offensive' to others?*
- *Is it acceptable for you to use your sleeve to wipe your mouth – what are napkins for?*
- *How do we recognize 'special needs' of others? How do we respond to them, respect them?*
- *Why do ladies forebear picking their noses?*
- *How do we use silverware at the table?*
- *Wearing clean clothes – and having a clean body – are they not fundamentals of decency?*
- *Why is the response, "Thank you!" relevant? When is it used? Is "Please" important?*
- *How are talking with your mouth full of food and chewing with an open mouth related?*
- *Why should one respect the property of others?*
- *What are the limitations in sharing the property of others? Who decides?*
- *Why does the male stand when a female enters or approaches?*
- *Is "cool" the same as "proper" or "appropriate" behavior? Who decides – how, when?*

The You First, Inc. program is committed to the offering, provisioning and implementation of comprehensive supplemental behavioral education programs, materials and guidance for classroom instruction in private, parochial and public school environments. The objective is, first, a restoration of training and guidance for the very young for whom such supportive character development has all but disappeared in favor of television, amusement and cultural drought.

An essential element of the You First, Inc. program is that of being entertaining for every child as well as instructive. This prospectus provides sample pages of the Instructor Guide volume provided to each school. Cartoon characters employed are colorful, attractive and key to the fascination and attention holding values critical to the successful implementation of the school by school program itself. The *"Treasure Chest"* image is that of the storage container provided to each school.

Music and lyrics combine to constitute still another essential element of the You First, Inc. program. See back panel of this offering for an actual CD which presents a portion of the music and song content included with every participating school's delivered inventory. Singing along is part and parcel of every curriculum segment.

Step by step progressive award *badges* reflect each student's successful progression through the You First, Inc. program. Artistically designed and custom embroidered badge awards are constant, ongoing incentive devices intended to hold each child's attention and interest while stimulating a forward desire for *more* such awards via further achievement – essential ingredients in such supplemental and wholly voluntary program success. Each such element, integrated with individual workbooks, music, games, video, drawstring bags for each child, creates fun instruction and an enchanting program as a whole, and every enrolled student receives his or her own mini *Treasure Chest.*

In large measure, contemporary general pre-K forward curriculum content has changed dramatically over the past half century. This is most particularly apparent in the statistical increases in various categories of privately funded educational systems and programs. Furthermore, trends in contemporary elementary public education are increasingly laden with "fast track" programs and techniques, offered by over-loaded instructor cadres with neither the time nor financial capacity to provide cultural and behavioral enrichment in any significant sense. This progression to what is deemed a "cultural waste land" through which youngsters, increasingly deprived of full parental time and attention, are today forced to wade. The program is, first, *culturally enriching* with *behavioral advancement* delivered within specific daily periods of approximately 30 minutes each. It is thus intended to be the most entertaining part of the child's school day and, in many respects, the most enriching. In each such value category the You First, Inc. program is unique and designed to be immensely valuable to the maturing child and the child's family.

In summary, the mission and objective of You First, Inc. is to restore the values and disciplines of what has been lost. See Exhibit 15(b) for examples of characters.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans To offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing Supply contracts.

The You First, Inc. program is intended for placement in and utilization, in order of perceived market ready status, with and in:

- Private pre-K forward schools – initially Pre-K thru K-1
- Home schools, networks – initially Pre-K thru K-1
- Parochial and other religious emphasis schools, pre-K forward – initially Pre-K thru K-1
- Public *Charter* schools, pre-K forward – long term program expansion
- Public schools – long term program expansion

You First, Inc. intends to produce its product via President Cynthia Scritchfield and the support of the following independent contractors:

Clara Combs	Marketing and Sales Consultamnt.
Joy deGuzman	Video Arts Coordinator
Chris Lizwinski	Curriculum Designer
Michal Phillips	Musician / Songwriter
Beverly Stephenson	Author
Anne York	Graphic Designer and Illustrator

The independent contractors will be compensated based upon performance and a copy of each one's specific contractual arrangement with the company is included in Exhibit 6. The founder , President and current sole shareholder of You First, Inc., Cynthia J. Scritchfield, waived compensation for calendar years 2000-2001.

The product is in the development stage and the current schedule is as follows:

	Event or Milestone	Expected Manner of Occurrence or Method of Achievement	Date or Number of Months After Receipt of Proceeds When Should be Accomplished
[1]	Institutional Test Program – Prototype Stage Only	Production of program completed to test status internally using external consultants, services and management; final versions to full market status	1-3 calendar months fter funding completed
[2]	Initial Field Market Testing with final project completion	Education media advertising, individual marketing to place first 50 programs and confirm successful student results	4-6 calendar months after funding completed
[3]	Initial Field Market Testing Completion With Final Project	Education media advertising, individual marketing to place 300 programs and confirm successful student results	7-9 calendar months after
[4]	Full Market Deployment	300 monthly school placement rate projected	10-12 calendar months after funding completed

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

As previously mentioned, You First, Inc. is targeting the education industry and that part of the industry in which the business will compete is as follows

- Private pre-K forward schools – initially Pre-K thru K-1
- Home schools, networks – initially Pre-K thru K-1
- Parochial and other religious emphasis schools, pre-K forward – initially Pre-K thru K-1
- Public *Charter* schools, pre-K forward – long term program expansion
- Public schools – long term program expansion

The geographic area targeted will be the State of California, the United States, and then, to the extent possible, world-wide.

Trends in contemporary elementary public education are increasingly laden with "fast track" programs that have neither time nor financial capacity to provided cultural and behavioral enrichment in any significant sense. This progression to what is deemed a "cultural waste land" through which youngsters, increasingly deprived of full parental time and attention, are today forced to wade. The program is, first, *culturally enriching*, and *behavioral advancement* delivered within specific daily periods of approximately 30 minutes each. It is thus intended to be the most entertaining part of the child's school day and, in many respects, the most enriching. In each such value, the You First, Inc. program is unique and incredibly valuable.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the Relative size and financial and market strengths of the Company's competitors

in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Because of the uniqueness of the program, no significant immediate competition is expected. For the same reason, this issuers is not aware of any principal competitors.

You First, Inc. program is designed to deliver its full benefit program of *values* and *behavioral* standards on a budgeted plan offering and sale price of $100.00 annually per student, on a working mdel of 25 students per school enrolled inclusive of all supplies including the workbooks, *badges*, other awards and more, the Instructor Guide, *treasure chest*, support and guide materials and music program CD's. At this time You First, Inc. is unaware of any directly competitive program, in subjective context, in the educational marketplace.

The referenced Prototype and Post-Prototype Business Plan Summary provided herein is built on a marketing design and program having inception with the completed funding of this Offering, structured in calendar quarter progressive steps as provided below. References to Budgeted Revenue are summaries drawn from the said Summary.

Post Funding Calendar Quarter 1 -	15-20 Test Schools partially in current process		
	Total Phase Budgeted Cost	$ 186,877	
	Total Phase Budgeted Revenue	None	
	Phase Profit [Loss]	[186,000]	
	Cumulative Profit [Loss]	[186,000]	
Post Funding Calendar Quarter 2 -	50 Full Program Placements [Active Schools]		
	Total Phase Budgeted Cost	$ 157,088	
	Total Phase Budgeted Revenue	75,000	
	Phase Profit [Loss]		[82,000]
	Cumulative Profit [Loss]	[268,000]	
Post Funding Calendar Quarter 3 -	300 Full Program Placements [Active Schools]		
	Total Phase Budgeted Cost	$ 461,488	
	Total Phase Budgeted Revenue	449,625	
	Phase Profit [Loss]		[11,863]
	Cumulative Profit [Loss]	[279,863]	
Post Funding Calendar Quarter 4 -	900 Full Program Placements [Active Schools]		
	Total Phase Budgeted Cost	$ 969,913	
	Total Phase Budgeted Revenue	1,348,875	
	Phase Profit [Loss]		378,962
	Cumulative Profit [Loss]	99,099	

Revenue per student employed above is a fixed sum of $59.95 annualized. Cost data are based on the best pricing available to You First, Inc. as of the date of this Offering. All such data are subject to market changes and conditions.

Financial projections, budget designs and revenue data employed are estimates only and must regarded as such without exception. Only actual operating experience can be considered accurate or reliable.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The You First, Inc. program has, virtually from inception, relied heavily on the market development counseling, advice and direction of its Market and Sales Consultant. Aggressive print media advertising in education journals during beta location program testing coupled with multi location private and religious school networking sales and marketing by said consultant will serve as the sales and distribution effort scheduled to begin in the Fall of 2001.

Limited initial local school testing of the conceptual design program of You First, Inc. is in process. The initial calendar quarter tes program [*supra*] for 15 schools in place and completed. With the Offering completed, aggressive print media promotion in education journals will be undertaken during that beta location program test coupled with multi location private and religious school networking.

The You First, Inc. program content, music and lyrics, artistic design and cartoon characters and all other proprietary and unique images and content will be or are currently being positioned to be fully protected under both trademark and copyright law.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of ____/____/____ $________
(a recent date)
As of ____/____/____ $________
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

There are no sales orders because the product is still in the development stage.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

The company has one employee, Cynthia J. Scritchfield. All othe work is being done by the Independent Contractors referenced earlier, and whose contracts are included in Exhibit 6. The company expects to hire one or more of the Independent Contractors after initial development and then as many suuport staff as is feasible and necessary to market,. Sell and distribute the product.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

None

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the

amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The You First, Inc. program content, music and lyrics, artistic design and cartoon characters and all other proprietary and unique images and content will be or are currently being positioned to be fully protected under both trademark and copyright law.

(i) **If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.**

None

(j) **State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.**

None

(k) **Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).** \

Cynthia Scritchfield formed the company in September of 2000. During that time she has assembled the Independent Contractor staff referenced above and initiated product development.

4. (a) **If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.**

As mentioned previously, the product is in the development stage and the current schedule and milestones is/are as follows:

Event or Milestone	*Expected Manner of Occurrence or Method of Achievement*	*Date or Number of Months After Receipt of Proceeds When Should be Accomplished*
[1] Institutional Test Program – Prototype Stage Only	Production of program completed to test status internally using external consultants, services and management; final versions to full market status	1-3 calendar months after funding completed
[2] Initial Field Market Testing with final project completion	Education media advertising, individual marketing to place first 50 programs and confirm successful student results	4-6 calendar months after funding completed
[3] Initial Field Market Testing Completion With Final Project	Education media advertising, individual marketing to place 300 programs and confirm successful student results	7-9 calendar months after funding completed

[4]	Full Market Deployment	300 monthly school placement rate projected	10-12 calendar months after funding completed

(b) **State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs.**

Very little because the Independent Contractor agreements are very incentive laden; therefore, if milestones are not met, compensation is not paid.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. **What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)**

$5,748

6. **If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.**

1.5748

7. (a) **What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.**

($1,754)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

Working capital stage of corporate development - product is being developed.

(b) **State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt).**

Pursuant to the Article of Incorporation Amendment of May 1, 2001 which created the additional securities that form the substance of this application, Cynthia Scritchfield exchanged her original 1000 shares of Class A Common for the current 2, 550,000 shares of Class A Common. However, this was a stock for stock exchange for which there was no additional capital contribution, nor was there a change in the allocation of ownership interest (i.e. Cynthia Scritchfield owned 100% of all outstanding issued stock both before and after the exchange). Therefore, Cynthia J. Scritchfield owns 2,550,000 shares of Class "A" Common for her original $6,389 paid-in-capital (plus hundreds of hours of prior services).

8. (a) **What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)**

If the maximum shares available are sold and converted, investors in this offering will own 25% of all outstanding stock.

(b) **What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)**

If the maximum is sold: $1,006,389 *
If the minimum is sold: $ 6,389 *

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: 1,000,000 shares of Class A Preferred. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $1,000,000.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised).

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS (HISTORICAL DATA ONLY)

9. (a) **The following table sets forth the use of the proceeds from this offering using historical data only (i.e. excluding the potential $1,000,000 in proceeds from the sale of the proposed issuance).**

	If Minimum Sold Amount $	**If Maximum Sold Amount %**
Total Proceeds	$0	0
Less: Offering Expenses	100%	100%
Commissions & Finders Fees		
Legal & Accounting	10,000	10,000
Copying & Advertising	1,000	10,000

Other (Specify):		
Mail - Freight	100	1,000
Net Proceeds from Offering	(11,100)	(11,100)
Use of Net Proceeds		
Project Development & Marketing	(11,100)	(11,100)
Total Use of Net Proceeds	(11,100)	(11,100)
	100%	100%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Expenses paid as necessary and remaining used for project development.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

(2) (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Initial and continuing consulting and sales revenues net of costs, if any. Sales revenues would be contingent.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

No, Company has no debt of any consequence.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

None - proceeds will be used to develop product.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

None

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

None anticipated.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

If 25% or more of the offering is sold, that should satisfy the company's cash requirements.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

No substantial portion of the proceeds has not been allocated for particular purposes

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect The sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of:	**As Adjusted**	
	12/30/01 (date)	**Minimum**	**Maximum**
Debt:			
Short-term debt (average interest rate 8 %)	$6,138	$6,138	$6,138
Long-term debt (average interest rate ___%)	$0	$0	$0
Total debt	$0	$0	$0
Stockholders equity (deficit):			
Preferred stock - par or stated value (by class of preferred in order of preferences)			
________________	$0	$0	$1,000,000

______	$______	$______	$______
______	$______	$______	$______
Common stock - par or stated value	$1,000	$1,000	$1,000
Additional paid in capital	$5,389	$5,389	$5,389
Retained earnings (deficit)	($8,143)	($8,143)	($8,143)
Total stockholders equity (deficit)	($1,754)	($1,754)	$998,246
Total Capitalization	($1,754)	($1,754)	$998,246

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares Authorized	Per Share
1,000,000	1,000,000	$1

Number of common shares authorized:

10,000,000 shares are authorized. There is no par or stated value per share.

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights:

1,000,000 shares.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[ ] Common Stock
[X] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:______
[ ] Other:______

15. These securities have:

Yes	No	
[ ]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase in new issues of shares
[X]	[ ]	Preference as to dividends or interest

[X] [ ] Preference upon liquidation

[X] [ ] Other special rights or preferences (specify): Right to convert to Common on a share-for-share basis.

Explain: Preferred stock receives up to $.75 (75 cents) per share in annual preferred dividends. Preferred stock receives up to full original purchase price as a preference in dissolution. Preferred stock receives right to convert to Common on a share-for-share basis. See Exhibit 2(b) for further details on stock rights.

16. **Are the securities convertible?** [X] Yes [ ] No
If so, state conversion price or formula. One share of common for one share preferred
Date when conversion becomes effective: Immediately upon purchase____
Date when conversion expires: 1/1/94

See Exhibit 2(b) for further details on stock rights.

17. (a) **If securities are notes or other types of debt securities:** N/A

(1) **What is the interest rate?** _________
If interest rate is variable or multiple rates, describe: ______________________

(2) **What is the maturity date?** _________
If serial maturity dates, describe: ____________________________________

(3) **Is there a mandatory sinking fund?** [ ] Yes [ ] No
Describe: ______________________________

(4) **Is there a trust indenture?** [ ] Yes [ ] No
Name, address and telephone number of Trustee

(5) **Are the securities callable or subject to redemption?** [ ] Yes [ ] No
Describe, *including redemption prices:* ____________________________________

(6) **Are the securities collateralized by real or personal property?** [ ] Yes [ ] No
Describe: _____________________________

(7) **If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.**

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? ____________________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? ______________________

How much indebtedness is junior (subordinated) to the securities? _______________________

(b) **If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.**

No notes or other types of debt securities are being offered.

Last Fiscal Year

	Actual	Pro Forma Minimum	Pro Forma Maximum
"Earnings" / "Fixed Charges" =	________	________	________
If no earnings show "Fixed Charges" only	________	________	________

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock:

Are unpaid dividends cumulative? [ ] Yes [X] No

Are securities callable? [X] Yes [ ] No

Explain: Dividends not cumulative; securities callable any time after 1/1/94. See Exhibit 2(b) for further details.

Note: **Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.**

Article provisions setting forth rights of all securities attached hereto as Exhibit 2(b)

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

Article provisions setting forth rights of all securities attached hereto as Exhibit 2(b)

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis):

$3,389

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

There are currently no selling agents.

Name:	N/A	Name:	________
Address:	________	Address:	________
	________		________
Telephone No.:	(___)________	Telephone No.:	(___)________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are

persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

There are currently no selling agents; therefore, there is currently no compensation for selling agents. The initial sales effort will be direct placement using Christian and educational publications/advertising; no broker selling group in place.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

There are currently no selling agents; therefore, there are currently no relationships between any selling agents or finders and the Company or its management.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name: Cynthia Scritchfield

Office Street Address - Delivery Only: 44745 El Prado Rd., Temecula, CA 92590

Mailing Address: P.O. Box 1645, Temecula, CA 92593

Telephone No.: (909) 695-4541

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions?

The offering is not limited to any special group. The certificate will bear a legend that the stock is non-voting and that a copy of all rights and privileges may be obtained from the company.

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

None

(c) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

None

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No

N/A because no escrow

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

There are currently no re-sale restrictions on any outstanding shares.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

N/A, none have been paid.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. **Chief Executive Officer:** Title: President/CEO
Chief Financial Officer: Title: Treasurer/CFO
Secretary: Title: Secretary

Name: Cynthia J. Scritchfield Age: 54

Office Street Address - Delivery Only: 44745 El Prado Rd., Temecula, CA 92590

Mailing Address: P.O. Box 1645, Temecula, CA 92593

Telephone No.: (909) 695-4541

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates): B.A. - Marshall University (1969)

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: N/A, full-time

30. **Chief Operating Officer**: N/A

31. **Chief Financial Officer**: Cynthia J. Scritchfield

Note: The You First, Inc. program is under development with a sole officer-employee utilizing part time external specialists and consultant, in the following roles as follows:

32. Other Key Personnel: Paid Independent Consultants and Advisors

(A) **Name:** Chris Lyzwinski Age:

Title: Curriculum Coordinator

Office Street Address:

Telephone No.:

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities

Also a Director of the Company [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time: 50 hours per month.

(B) Name: **Michal D. Phillips** Age: 27

Title: Music Coordinator - Composer

Office Street Address: 9040 Hastings Blvd., Riverside, CA 92509

Telephone No.: (909) 681-5980

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Self employed as a professional musician, teaching, composing and performing (1996 - present).
Education (degrees, schools, and dates): Private studies.

Also a Director of the Company [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time: 50 hours per month.

(C) Name: **Clara J. Combs** Age: ______________

Title: Marketing Coordinator

Office Street Address: 31434 Corte Madera, Temecula, CA 92592

Telephone No.: (909) 693-2833

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Jeunique International, West Coast Sales Manager & Field Development Coordinator, developed and implemented sales training seminars and provided leadership training.

Education (degrees, schools, and dates): B.A. in Business Administration - UCSB

Also a Director of the Company [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time: 50 hours per month.

(D) Name: **Joy DeGuzman** Age: ______________

Title: Graphics Coordinator

Office Street Address: 24073 Morella Circle, Murrieta, CA 92562

Telephone No.: (909) 461-1277

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Self-employed, freelance graphic designer & illustrator, product development and illustration for national education company, design and production of advertisements, souvenir programs, flyers and brochures, logo and stationery design and map illustrations.

Education (degrees, schools, and dates): B.A. in Graphic Communications, San Diego State University (1983)

Also a Director of the Company [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time: 50 hours per month.

(E) Name: **Beverly Stephenson** Age: ______________

Title: Text Coordinator

Office Street Address: 22368 Streamside Court, Murrieta, CA 92562

Telephone No.: (909) 677-1800

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates): ____

Also a Director of the Company [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time: 50 hours per month.

(F) Name: **Anne York** Age: ______________

Title: Illustrator - Coordinator

Office Street Address: 35455 Via Sol Vista, Temecula, CA 92592

Telephone No.: (909) 662-2928

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Self-employed, freelance artist, specializes in illustrations, murals, sculpture and computer graphics.
The John Henry Company, Product Development Specialist (1996-2000).

Education (degrees, schools, and dates): B.A. in Graphic Communications, San Diego State University (1982)

Also a Director of the Company [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time: 50 hours per month.

DIRECTORS OF THE COMPANY

33. Number of Directors: one . If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

34. Information concerning outside or other Directors (i.e. those not described above):

N/A, Cynthia J. Scritchfield only director

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[ ] Yes [X] No Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining

of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

N/A

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

N/A

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

They are all independent contractors. They are all working independently. See Exhibit 6 for scope of each one's duties and responsibilities.

(f) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

None

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

None

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Class "A" Common					
Principal owner: Cynthia J. Scritchfield	$.0025	2,550,000	100%	4,000,000	63.75%

Office Street Address: 44745 El Prado Rd.

Temecula, CA 92590

Telephone No.: *(909) 695-4541*

Principal occupation: Business owner

38. **Number of shares beneficially owned by Officers and Directors as a group:**

Before offering: 2,550,000 shares (100% of total outstanding)

After offering: a) Assuming minimum securities sold: 2,550,00 shares (100% of total outstanding)

b) Assuming maximum securities sold:4,000,000 shares (63.75 % of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) **If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.**

N/A

(b) **If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.**

N/A

(c) **If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.**

N/A

40. (a) **List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:**

	Cash	**Other**
Chief Executive Officer	$0.00	$0.00
Chief Operating Officer	$0.00	$0.00
Chief Accounting Officer	$0.00	$0.00
Key Personnel:		
Others:		

Total:	$__________ $__________	$__________ $__________
Directors as a group (number of persons)	$0.00	$0.00

(b) If remuneration is expected to change or has been unpaid in prior years, explain: N/A at this time

(c) If any employment agreements exist or are contemplated, describe:

See Independent Contractor Agreements attached hereto as Exhibit 6.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights:

450,000 Of Class A Common shares (11.25% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities).

Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

All have been approved by sole shareholder Cynthia Scritchfield. See Independent Contractor Agreements attached hereto as Exhibit 6.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by *outstanding purchase agreements, options or warrants:*

None

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

N/A

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Cynthia Scritchfield is sole shareholder and therefore has significant incentive to continue to work for company. All Independent Contractor Agreements are heavily incentive laden. If they leave and/or do not produce, they will not receive the stock and/or monetary compensation they are working for.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

None

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

The nature of the Preferred Securities being offered is such that an "S" Election will not be available after the sale of these securities.

Name of Tax Advisor: Douglas C. MacRae, CPA
Address: 41877 Enterprise Circle North, Suite 130, Temecula, CA 92590
Telephone No.: (909) 296-0785

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

None other that what has been otherwise presented in this application.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

Company is still in development stage.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

Because the company is still in development stage, it has no historical operating results of any significance.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year. What is the anticipated gross margin for next year of operations. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Because the company is still in development stage, it has no margins and/or related operating results of any significance, and/or to compare with the industry. However, see Exhibit 15(a) as an effort at costing the product.

50. Foreign sales as a percent of total sales for last fiscal year: 0%. Domestic government sales as a percent of total domestic sales for last fiscal year: 0%. Explain the nature of these sales, including any anticipated changes:

None

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Temecula, State of California, on February 20, 2002.

(Issuer) You First, Inc.

By (Signature and Title) ______________________________

Cynthia J. Scritchfield, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) ______________________________

(Title) ______________________________

(Selling security holder) ______________________________

(Date) ______________

PART F/S

You First, Inc.
Statements of Income
For the Years ended December 31, 2001 and 2000

	2001	2000
REVENUE:		
Consulting Services	$ 60,000	$ 8,500
Total Income	60,000	8,500
EXPENSES:		
Accounting	2,779	180
Automobile Expense	2,610	0
Bank fees	107	40
Depreciation Expense	250	0
Dues and Subscriptions	32	0
Educational Materials	1,753	58
Independent Contractors:		0
Illustrator	2,542	0
Video	2,300	0
Book & Publicaton Production	4,240	0
Curriculum	3,815	990
Music	5,300	0
Writer	462	232
Other	215	0
Interest Expense	13	0
Kit Expenses	1,263	0
Legal Fees	10,158	333
Licenses and Permits	728	35
Miscellaneous	361	8
Office Supplies	1,365	340
Payroll Expenses	273	0
Postage and Delivery	785	0
Printing and Reproduction	5,915	258
Professional Fees - Other	270	0
Promotion	105	0
Repairs	580	0
Supplies	1,526	0
Tax & License	105	0
Telephone	1,194	0
Travel & Entertainment	1,528	1,716
TOTAL EXPENSES	52,573	4,190
NET INCOME BEFORE TAXES	7,427	4,310
Franchise Tax expense	(1,679)	0
NET INCOME	5,748	4,310
BEGINNING RETAINED EARNINGS	3,836	0
Distributions	(17,727)	(474)
ENDING RETAINED EARNINGS	$ (8,143)	$ 3,836

You First, Inc.
Balance Sheet
December 31, 2001 and 2000

	2001	2000
ASSETS		
Current Assets:		
Cash	$ 3,309	$ 3,836
Short term loan	80	500
Total Current Assets	3,389	4,336
Fixed Assets:		
Office Equipment	700	0
Furniture & Fixtures	595	0
Less: Accum. Depreciation	(250)	0
Total Fixed Assets	1,045	0
TOTAL ASSETS	$ 4,434	$ 4,336
LIABILITIES & EQUITY		
Current Liabilities:		
Due to CTN	$ 602	$ 0
Due to CanTel	5,536	0
Payroll Tax Liabilities	50	0
Total Current Liabilities	6,189	0
Stockholder's Equity:		
Common Stock	1,000	500
Paid in Capital	5,389	0
Retained Earnings	(8,143)	3,836
Total Equity	(1,754)	4,336
TOTAL LIABILITIES & STOCKHOLDER'S EQU	$ 4,434	$ 4,336

You First, Inc.
Statements of Cash Flows
For the Years ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 5,748	$ 4,310
Adjustments to reconcile net income to net cash flows used by operations:		
Depreciation and amortization:	250	0
(Increase) / decrease in:		
Short term loan	420	(500)
Increase / (decrease) in:		
Due to CTN	602	0
Due to CanTel	5,536	0
Payroll Tax Liabilities	50	0
NET CASH FLOWS PROVIDED FROM OPERAT	12,606	3,810
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets	(1,295)	0
NET CASH FLOWS USED IN INVESTING	(1,295)	0
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributed by owner	5,889	500
Disrtibutions to stockholder	(17,727)	(474)
NET CASH FLOWS PROVIDED FROM FINANCI	(11,838)	26
NET INCREASE / (DECREASE) IN CASH	(527)	3,836
BEGINNING CASH	3,836	0
ENDING CASH	$ 3,309	$ 3,836

PART III

INDEX TO EXHIBITS AND EXHIBITS

INDEX TO EXHIBITS

Exhibit 1 - N/A

Exhibit 2 - (a) Articles of Incorporation
(b) Certificate of Amendment
(c) Corporate Bylaws

Exhibit 3 - Certificate of Amendment

Exhibit 4 - N/A

Exhibit 5 - N/A

Exhibit 6 - Independent Contractor Agreements (6)
(a) Michal Phillips
(b) Beverly Stephenson
(c) Chris Lyzwinski
(d) Clara Combs
(e) Joy DeGuzman
(f) Anne York

Exhibit 7 - N/A

Exhibit 8 - Statement re: plan of acquisition

Exhibit 9 - N/A

Exhibit 10 - N/A

Exhibit 11 - Opinion re: legality of securities

Exhibit 12 - N/A

Exhibit 13 - N/A

Exhibit 14 - Statement by Domestic Stock Corporation

Exhibit 15 - Additional Exhibits
(a) Business Plan Summary Detail
(b) Product Samples


State of California
THE GREAT SEAL OF THE STATE OF CALIFORNIA

2053761

SECRETARY OF STATE

I, *BILL JONES*, Secretary of State of the State of California, hereby certify:

That the attached transcript of 02 page(s) has been compared with the record on file in this office, of which it purports to be a copy, and that it is full, true and correct.


THE GREAT SEAL OF THE STATE OF CALIFORNIA
EUREKA

IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this day of

SEP 2 6 2000

Bill Jones

Secretary of State

Sec/State Form CE-107 (rev. 9/98)

Exhibit 2(a)

98 13524

ARTICLES OF INCORPORATION

OF

YOU FIRST, INC.

I. NAME The name of this corporation is You First, Inc.

II. PURPOSE The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California, other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code.

III. INITIAL AGENT FOR SERVICE OF PROCESS The name and address in the State of California of this corporation's initial agent for service of process is:

Lawrence R. Dorsa, Esq.
Tyler, Dorsa & Duke, LLP, Attorneys at Law
41877 Enterprise Circle North, Suite 210
Temecula, CA 92590

IV. SHARES This corporation is authorized to issue two classes of stock, designated respectively as "Class A Common" and "Class B Common." The total number of "Class A Common" shares authorized is One Hundred Thousand (100,000) shares. The total number of "Class B Common" shares authorized is One Million (1,000,000) shares. Except as otherwise provided by law, the "Class A Common" stock has exclusive voting rights on all matters requiring a vote of the shareholders, including, but not limited to, election of directors. Except as otherwise provided by law, the "Class B Common" stock has no voting rights. Except for the above referenced difference in voting rights, the rights of the "Class A Common" and "Class B Common" stock shall be identical, including, but not limited to, equal rights relative to profits and losses.

V. PERSONAL LIABILITY OF DIRECTORS The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent possible under California Law.

VI. INDEMNIFICATION OF AGENTS This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the Corporation's Code) for breach of duty to the corporation and its stockholders through bylaw provisions, or shareholder or other agreements, that is in excess of the indemnification otherwise permitted by Section 317 of the Corporations' Code, subject to the limits on such excess indemnification set forth in Section 204 of the Corporation's Code.

IN WITNESS THEREOF, the undersigned incorporator of this corporation has executed these Articles of Incorporation for the purpose of forming a corporation pursuant to the General Corporation's Law of the State of California.

Dated: September 15, 2000

Lawrence R. Dorsa, Incorporator

The undersigned incorporator hereby declares and certifies that he is the person who executed the foregoing Articles of Incorporation, which execution is his act and deed.

Dated: September 15, 2000

Lawrence R. Dorsa, Incorporator


OFFICE OF THE SECRETARY OF STATE

Exhibit 2(a)

A0565202


State of California

SECRETARY OF STATE

I, *BILL JONES*, Secretary of State of the State of California, hereby certify:

That the attached transcript of 4 page(s) has been compared with the record on file in this office, of which it purports to be a copy, and that it is full, true and correct.



IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this day of

MAY 3 3 2001

Bill Jones

Secretary of State

Sec/State Form CE-107 (rev. 9/98)

OSP 01 55358

Exhibit 2(b)

A0565202

**CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
YOU FIRST, INC.**

I, Cynthia Zimmerman, certify that:

1. I am the President, Chief Financial Officer and Secretary of You First, Inc., a California Corporation.

2. An amendment to Article IV of the Articles of Incorporation has been unanimously approved by the Board of Directors and the shareholders of all outstanding shares. The amended Article IV of the Articles of Incorporation now reads as follows:

"__IV. SHARES__ This corporation is authorized to issue two classes of shares, designated respectively as "Class A Common Stock" and "Class A Preferred Stock." The total number of shares of "Class A Common Stock" that may be issued is 10,000,000 shares. The total number of shares of "Class A Preferred Stock" that may be issued is 1,000,000 shares. The full rights, preferences, privileges and restrictions granted to or imposed upon the two classes of shares are as follows:

A. The Class A Common Stock shall have full voting rights. The Class A Preferred Stock shall have no voting rights.

B. Each share of Class A Preferred Stock is entitled to receive a preferential dividend each year on a non-cumulative basis in an amount that is the lesser of (1) seven and one-half cents ($.075) per share ***or*** *(2) the maximum amount legally available as payment for dividends that year if such amount is less than seven and one-half cents ($.075) per share. Such preferred dividend shall be effective each year at the time so declared by the board of directors, except that the board is obligated each year to declare and pay dividends to the Class A Preferred Stock to the extent corporate funds are legally available for payment thereof. Any preferred share held for less than one fiscal year shall receive the above referenced dividend on a pro-rata basis proportionate to the number of days of such fiscal year the share(s) was/were so held.*

C. Except for any preferred or cumulative rights expressly stated herein, no right shall accrue to the Class A Preferred Stock if the corporation fails to declare or pay any preferred dividends thereon in any fiscal year(s) for which sufficient funds are not legally available therefore.

D. No dividends or other distributions may be made to or for the Class A Common Stock during any fiscal year of the corporation until dividends on the Class A Preferred Stock in the total amount of seven and one-half cents ($.075) per share have been declared and paid for that fiscal year (or set apart for payment).

Exhibit 2(b)

Nevertheless, after all outstanding shares of the Class A Preferred Stock have received dividends of seven and one-half cents ($.075) per share during any fiscal year, the board may declare and pay any such additional dividends to the Class A Common Stock the board so desires as long as the additional funds are legally available for payment thereof. In any such fiscal year(s), the Class A Preferred Stock shall not be entitled to participate in any such dividends payable to the Class A Common Stock.

E. Upon the voluntary or involuntary liquidation, winding up or dissolution of the corporation, the Class A Preferred Stock shall be entitled to receive out of the assets available for distribution to shareholders, in preference to any payment on the Class A Common Stock, an amount equal to the price paid for the first share of Class A Preferred Stock issued (such amount to hereafter be referred to as the "Preferred Stock Original Purchase Price"), plus a premium of any previously declared non-cumulative dividend(s) that remain unpaid. If the assets of the corporation are insufficient to pay the full liquidation preference to the Class A Preferred Stock, the entire remaining assets shall be paid to the Class A Preferred Stock, and the Class A Common Stock shall receive nothing. After the full liquidation preference has been paid or set apart for the Class A Preferred Stock as noted above, the remaining assets shall be distributed equally to all outstanding shares of the Class A Common Stock.

F. At any time after January 1, 2004, the corporation may redeem all or any part of the outstanding Class A Preferred Stock by paying in cash the Preferred Stock Original Purchase Price, plus all accrued and /or unpaid declared dividends applicable to each redeemed share up to and including the date of redemption. The date of any such redemption shall hereafter be referred to as the "Redemption Date". The price paid for any such redemption shall hereafter be referred to as the "Redemption Price". If less than all shares of the outstanding Class A Preferred Stock are to be redeemed, the redemption shall be on a pro-rata basis as designated by the board of directors. In case of redemption, the following shall apply:

(1) The corporation shall give notice of any redemption to each record holder of Class A Preferred Stock to be redeemed by first-class mail (postage prepaid) at the shareholder's address as shown on the corporation's records. Such notice must state:

(a) the class or series of shares to be redeemed;

(b) whether all or less than all of the outstanding shares of such class or series are to be redeemed;

(c) the Redemption Date;

(d) the Redemption Price; and

(e) the place of payment of the Redemption Price.

Exhibit 2(b)

(2) On or before the Redemption Date, each holder of shares to be redeemed shall surrender the share certificate(s) to the corporation at the place designated for payment in the redemption notice, and shall then be entitled to be paid the Redemption Price.

(3) If fewer than all of the shares represented by a surrendered certificate are redeemed, a new certificate shall be issued representing the unredeemed shares.

(4) Whether or not the certificates representing the redeemed shares are surrendered, all rights accorded such shares (including accrual of dividends) shall terminate, except for the right of the shareholders to receive the Redemption Price without interest upon surrender of the certificate(s) (provided the redemption notice was given in the manner required by these articles, and the Redemption Price was available for payment on the Redemption Date).

G. At any time prior to the corporation issuing a share holder a notice of redemption pursuant to Paragraph "F" above, any holder(s) of the Class A Preferred Stock shall be entitled to convert any shares for an equal amount of shares of Class A Common Stock. Holders of shares being converted shall endorse the share certificates and deliver them (together with a written notice of their intent to convert) to the corporation at its principal office. Shares converted under this article shall not be reissued. The corporation shall at all times reserve and keep available a sufficient number of authorized but unissued shares of Class A Common Stock Shares necessary to convert each share of Class A Preferred Stock outstanding, and shall obtain and keep in effect any and all required permits to enable it to issue and deliver all Class A Common Stock Shares required to implement the conversion rights granted herein".

3. The amendment herein set forth has been duly approved by the board of directors.

4. The amendment herein set forth has been duly approved by the required vote of the shareholders in accordance with the California Corporations' Code. The corporation has two classes of shares, a "Class A Common" and a "Class B Common". There are no Class B Common shares outstanding. There are 1,000 shares of Class A Common stock outstanding. The number of shares of Class A Common voting in favor of the amendment was 1,000 shares; therefore, the vote was unanimous and equaled or exceeded the vote required.

The undersigned declares under penalty of perjury under the laws of the State of California that the statements in the foregoing certificate are true and correct of her own knowledge and that this declaration was executed on May 16, 2001, at Temecula, California.

Cynthia Zimmerman, President, Chief Financial Officer and Secretary

CERTIFICATION BY SECRETARY OF AMENDMENT OF ARTICLES OF INCORPORATION

As secretary of this corporation, I do certify and declare under penalty of perjury that the Articles of Incorporation of this corporation were amended in the manner referenced above in this ***"Certificate of Amendment of Articles of Incorporation"***, and that such amendments were accepted by the shareholders and directors of this corporation, that they were duly executed as referenced, and that such Articles of Incorporation, as amended, are the true and valid Articles of Incorporation of this corporation.

Dated: May 16, 2001

Cynthia Zimmerman, Secretary


OFFICE OF THE SECRETARY OF STATE

Exhibit 2(b)

BYLAWS OF

YOU FIRST, INC.

A California Corporation

ARTICLE I
SHAREHOLDERS' MEETINGS

Section 1. TIME. An annual meeting for the election of directors and for the transaction of any other proper business shall be held on the date and at the time as the Board of Directors shall from time to time fix. The date and time for the election of directors and for the transaction of any other proper business hereby is fixed as:

Time of Meeting: 9:00 a.m.

Date of Meeting: December 15th

Section 2. PLACE. Annual meetings and any special meetings shall be held at such place, within or without the State of California, as the Directors may, from time to time, fix. Whenever the Directors shall fail to fix such place, the meetings shall be held at the principal executive office of the corporation.

Section 3. CALL. Annual meetings may be called by the Directors, by the Chairman of the Board, if any, Vice Chairman of the Board, if any, the President, if any, the Secretary, or by any officer instructed by the Directors to call the meeting. Special meetings may be called in like manner and by the holders of shares entitled to cast not less than ten (10) percent of the votes at the meeting being called.

Section 4. NOTICE. Written notice stating the place, day and hour of each meeting, and, in the case of a special meeting, the general nature of the business to be transacted or, in the case of an Annual Meeting, those matters which the Board of Directors, at the time of mailing of the notice, intends to present for action by the shareholders, shall by given not less than ten days (or not less than any such other minimum period of days as may be prescribed by the General Corporation Law) or more than sixty (60) days (or more than any such maximum period of days as may be prescribed by the General Corporation Law) before the date of the meeting, by mail, personally, or by other means of written communication, charges prepaid by or at the direction of the Directors, the President, if any, the Secretary or the officer or persons calling the meeting, addressed to each shareholder at his address appearing on the books of the corporation or given by him to the corporation for the purpose of notice, or, if no such address appears or is given, at the place where the principal executive office of the corporation is located or by publication at least once in a newspaper of general circulation in the county in which the said principal executive office is located.

Such notice shall be deemed to be delivered when deposited in the United States mail with first class postage therein prepaid, or sent by other means of written communication addressed to the

Exhibit 2(c)

shareholder at his address as it appears on the stock transfer books of the corporation. The notice of any meeting at which directors are to be elected shall include the names of nominees intended at the time of notice to be presented by management for election. At an annual meeting of shareholders, any matter relating to the affairs of the corporation, whether or not stated in the notice of the meeting, may be brought up for action except matters which the General Corporation Law requires to be stated in the notice of the meeting. The notice of any annual or special meeting shall also include, or be accompanied by, any additional statements, information, or documents prescribed by the General Corporation Law. When a meeting is adjourned to another time or place, notice of the adjourned meeting need not be given if the time and place thereof are announced at the meeting at which the adjournment is taken; provided that, if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting.

Section 5. CONSENT. The transaction of any meeting, however called and noticed, and wherever held, shall be as valid as though had a meeting duly held after regular call and notice, if a quorum is present and if, either before or after the meeting, each of the shareholders or his proxy signs a written waiver of notice or a consent to the holding of the meeting or an approval of the minutes thereof. All such waivers, consents and approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Attendance of a person at a meeting constitutes a waiver of notice of such meeting, except when the person objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened and except that attendance at a meeting shall not constitute a waiver of any right to object to the consideration of matters required by the General Corporation Law to be included in the notice if such objection is expressly made at the meeting. Except as otherwise provided in subdivision (f) of Section 601 of the General Corporation Law, neither the business to be transacted at nor the purpose of any regular or special meeting need be specified in any written waiver of notice.

Section 6. CONDUCT OF MEETING. Meetings of the shareholders shall be presided over by one of the following officers in the order of seniority and if present and acting -- the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, the President, if any, a Vice President, or, if none of the foregoing is in office and present and acting, by a chairman to be chosen by the shareholders. The Secretary of the corporation, or in his absence, an Assistant Secretary, shall act as secretary of every meeting, but, if neither the Secretary nor an Assistant Secretary is present, the Chairman of the meeting shall appoint a secretary of the meeting.

Section 7. PROXY REPRESENTATION. Every shareholder may authorize another person or persons to act as his proxy at a meeting or by written action. No proxy shall be valid after the expiration of eleven months from the date of its execution unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the person executing it prior to the vote or written action pursuant thereto, except as otherwise provided by the General Corporation Law. As used herein, a "proxy" shall be deemed to mean a written authorization signed by a shareholder or a shareholder's attorney in fact giving another person or persons power to vote or consent in writing with respect to the shares of such shareholder, and "Signed" as used herein shall be deemed to mean the placing of such shareholder's name on the proxy, whether by manual signature, typewriting, telegraphic transmission or otherwise by such shareholder or such shareholder's attorney in fact. Where applicable, the form of any proxy shall comply with the provisions of Section 604 of the General Corporation Law.

Section 8. INSPECTORS - APPOINTMENT. In advance of any meeting, the Board of Directors may appoint inspectors of election to act at the meeting and any adjournment thereof. If inspectors of election are not so appointed, or, if any persons so appointed fail to appear or refuse to act, the Chairman of any meeting of shareholders may, and on the request of any shareholder or a shareholder's proxy shall, appoint inspectors of election, or persons to replace any of those who so fail or refuse, at the meeting. The number of inspectors shall be either one or three. If appointed at a meeting on the request of one or more shareholders or proxies, the majority of shares represented shall determine whether one or three inspectors are to be appointed.

The inspectors of election shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the authenticity, validity, and effect of proxies, receive votes, ballots, if any, or consents, hear and determine all challenges and questions in any way arising in connection with the right to vote, count and tabulate all votes or consents, determine when the polls shall close, determine the result, and do such acts as may be proper to conduct the election or vote with fairness to all shareholders. If there are three inspectors of election, the decision, act, or certificate of a majority shall be effective in all respects as the decision, act, or certificate of all.

Section 9. SUBSIDIARY CORPORATIONS. Shares of this corporation owned by a subsidiary shall not be entitled to vote on any matter. A subsidiary for these purposes is defined as a corporation, the shares of which possessing more than 25% of the total combined voting power of all classes of shares entitled to vote, are owned directly or indirectly through one or more subsidiaries.

Section 10. QUORUM; VOTE; WRITTEN CONSENT. The holders of a majority of the voting shares shall constitute a quorum at a meeting of shareholders for the transaction of any business. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum if any action taken, other than adjournment, is approved by at least a majority of the shares required to constitute a quorum. In the absence of a quorum, any meeting of shareholders may be adjourned from time to time by the vote of a majority of the shares represented thereat, but no other business may be transacted except as hereinbefore provided.

In the election of directors, a plurality of the votes cast shall elect. No shareholder shall be entitled to exercise the right of cumulative voting at a meeting for the election of directors unless the candidate's name or the candidates' names have been placed in nomination prior to the voting and the shareholder has given notice at the meeting prior to the voting of the shareholder's intention to cumulate the shareholder's votes. If any one shareholder has given such notice, all shareholders may cumulate their votes for such candidates in nomination.

Except as otherwise provided by the General Corporation Law, the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at a meeting at which a quorum is present shall be authorized by the affirmative vote of a majority of the shares represented at the meeting.

Except in the election of directors by written consent in lieu of a meeting, and except as may otherwise be provided by the General Corporation Law, the Articles of Incorporation or these Bylaws, any action which may be taken at any annual or special meeting may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, shall be signed by holders of shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Directors may not be elected by written consent except by unanimous written consent of all shares entitled to vote for the election of directors. Notice of any shareholder approval pursuant to Section 310, 317, 1201 or 2007 without a meeting by less than unanimous written consent shall be given at least ten days before the consummation of the action authorized by such approval, and prompt notice shall be given of the taking of any other corporate action approved by shareholders without a meeting by less than unanimous written consent to those shareholders entitled to vote who have not consented in writing.

Section 11. BALLOT. Elections of directors at a meeting need not be by ballot unless a shareholder demands election by ballot at the election and before the voting begins. In all other matters, voting need not be by ballot.

Section 12. SHAREHOLDERS' AGREEMENTS. Notwithstanding the above provisions in the event this corporation elects to become a close corporation, an agreement between two or more shareholders thereof, if in writing and signed by the parties thereof, may provide that in exercising any voting rights the shares held by them shall be voted as provided therein or in Section 706, and may otherwise modify these provisions as to shareholders' meetings and actions.

ARTICLE II
BOARD OF DIRECTORS

Section 1. FUNCTIONS. The business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of its Board of Directors. The Board of Directors may delegate the management of the day-to-day operation of the business of the corporation to a management company or other person, provided that the business and affairs of the corporation shall be managed and all corporate powers shall be exercised under the ultimate direction of the Board of Directors. The Board of Directors shall have authority to fix the compensation of directors for services in any lawful capacity.

Each director shall perform the duties of a director, including duties as a member of any committee of the board upon which the director may serve in good faith, in the manner such director believes to be in the best interests of the corporation and its shareholders and with such care, including reasonable inquiry, as an ordinary prudent person in a like position would use under similar circumstances. (Section 309).

Section 2. EXCEPTION FOR CLOSE CORPORATION. Notwithstanding the provisions of Section 1, in the event that this corporation shall elect to become a close corporation as defined in Section 186, its shareholders may enter into a Shareholders' Agreement as provided in Section 300(b). Said Agreement may provide for the exercise of corporate powers and the management of the business and affairs of this corporation by the shareholders, provided however such agreement shall, to the extent and so long as the discretion or the powers of the Board in its management of corporate affairs is controlled by such agreement, impose upon each shareholder who is a party thereof, liability for managerial acts performed or omitted by such person pursuant thereto otherwise imposed upon Directors as provided in Section 300(d).

Section 3. QUALIFICATIONS AND NUMBER. A director need not be a shareholder of the corporation, a citizen of the United States or a resident of the State of California. The authorized number of directors constituting the Board of Directors until further changed shall be one (1). Thereafter, the authorized number of directors constituting the Board shall be at least three provided that, whenever the corporation shall have only two shareholders, the number of directors may be at least two, and, whenever the corporation shall have only one shareholder, the number of directors may be at least one. Subject to the foregoing provisions, the number of directors may be changed from time to time by an amendment of these Bylaws adopted by the shareholders. Any such amendment reducing the number of directors to fewer than five cannot be adopted if the votes cast against its adoption at a meeting or the shares not consenting in writing in the case of action by written consent are equal to more than sixteen and two-thirds percent of the outstanding shares. No decrease in the authorized number of directors shall have the effect of shortening the term of any incumbent director.

Section 4. ELECTION AND TERM. The initial Board of Directors shall consist of the persons elected at the meeting of the incorporator, all of whom shall hold office until the first annual meeting of shareholders and until their successors have been elected and qualified, or until their earlier resignation or removal from office. Thereafter, directors who are elected to replace any or all of the members of the initial Board of Directors or who are elected at an annual meeting of shareholders, and directors who are elected in the interim to fill vacancies, shall hold office until the next annual meeting of shareholders and until their successors have been elected and qualified, or until their earlier resignation, removal from office, or death. In the interim between annual meetings of shareholders or of special meetings of shareholders called for the election of directors, any vacancies in the Board of Directors, including vacancies resulting from an increase in the authorized number of directors which have not been filled by the shareholders, including any other vacancies which the General Corporation Law authorizes directors to fill, and including vacancies resulting from the removal of directors which are not filled at the meeting of shareholders at which any such removal has been effected, if the Articles of Incorporation or a Bylaw adopted by the shareholders so provides, may be filled by the vote of a majority of the directors then in office or of the sole remaining director, although less than a quorum exists. Any director may resign effective upon giving written notice to the Chairman of the Board, if any, the President, the Secretary or the Board of Directors, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected to the office when the resignation becomes effective.

The shareholders may elect a director at any time to fill any vacancy which the directors are entitled to fill, but which they have not filled. Any such election by written consent shall require the consent of a majority of the shares.

Section 5. INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS. The corporation may indemnify any Director, Officer, agent or employee as to those liabilities and on those terms and conditions as are specified in Section 317. In any event, the corporation shall have the right to purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against.

Section 6. MEETINGS.

TIME. Meetings shall be held at such time as the Board shall fix, except that the first meeting of a newly elected Board shall be held as soon after its election as the directors may conveniently assemble.

PLACE. Meetings may be held at any place, within or without the State of California, which has been designated in any notice of the meeting, or, if not stated in said notice, or, if there is no notice given, at the place designated by resolution of the Board of Directors.

CALL. Meetings may be called by the Chairman of the Board, if any and acting, by the Vice Chairman of the Board, if any, by the President, if any, by any Vice President or Secretary, or by any two directors.

NOTICE AND WAIVER THEREOF. No notice shall be required for regular meetings for which the time and place have been fixed by the Board of Directors. Special meetings shall be held upon at least four days' notice by mail or upon at least forty-eight hours' notice delivered personally or by telephone or telegraph. Notice of a meeting need not be given to any director who signs a waiver of notice, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such director. A notice or waiver of notice need not specify the purpose of any regular or special meeting of the Board of Directors.

Section 7. SOLE DIRECTOR PROVIDED BY ARTICLES OF INCORPORATION. In the event only one director is required by the Bylaws or Articles of Incorporation, then any reference herein to notices, waivers, consents, meetings or other actions by a majority or quorum of the directors shall be deemed to refer to such notice, waiver, etc., by such sole director, who shall have all the rights and duties and shall be entitled to exercise all of the powers and shall assume all the responsibilities otherwise herein described as given to a Board of Directors.

Section 8. QUORUM AND ACTION. A majority of the authorized number of directors shall constitute a quorum except when a vacancy or vacancies prevents such majority, whereupon a majority of the directors in office shall constitute a quorum, provided such majority shall constitute at least either one-third of the authorized number of directors or at least two directors, whichever is larger, or unless the authorized number of directors is only one. A majority of the directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. If the meeting is adjourned for more than twenty-four hours, notice of any adjournment to another time or place shall be given prior to the time of the adjourned meeting to the directors, if any, who were not present at the time of the adjournment. Except as the Articles of Incorporation, these Bylaws and the General Corporation Law may otherwise provide, the act or decision done or made by a majority of the Directors present at a meeting duly held at which a quorum is present shall be the act of the Board of Directors. Members of the Board of Directors may participate in a meeting through use of conference telephone or similar communications equipment, so long as all members participating in such meeting can hear one another, and participation by such use shall be deemed to constitute presence in person at any such meeting.

A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, provided that any action which may be taken is approved by at least a majority of the required quorum for such meeting.

Section 9. CHAIRMAN OF THE MEETING. The Chairman of the Board, if any and if present and acting, the Vice Chairman of the Board, if any and if present and acting, shall preside at all meetings. Otherwise, the President, if any and present and acting, or any director chosen by the Board, shall preside.

Section 10. REMOVAL OF DIRECTORS. The entire Board of Directors or any individual director may be removed from office without cause by approval of the holders of at least a majority of the shares provided, that unless the entire Board is removed, an individual director shall not be removed when the votes cast against such removal, or not consenting in writing to such removal, would be sufficient to elect such director if voted cumulatively at an election of directors at which the same total number of votes were cast, or, if such action is taken by written consent, in lieu of a meeting, all shares entitled to vote were voted, and the entire number of directors authorized at the time of the director's most recent election were then being elected. If any or all directors are so removed, new directors may be elected at the same meeting or by such written consent. The Board of Directors may declare vacant the office of any director who has been declared of unsound mind by an order of court or convicted of a felony.

Section 11. COMMITTEES. The Board of Directors, by resolution adopted by a majority of the authorized number of directors, may designate one or more committees, each consisting of two or more directors to serve at the pleasure of the Board of Directors. The Board of Directors may designate one or more directors as alternate members of any such committee, who may replace any absent member at any meeting of such committee. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have all the authority of the Board of Directors except such authority as may not be delegated by the provisions of the General Corporation Law.

Section 12. INFORMAL ACTION. The transactions of any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum is present and if, either before or after the meeting each of the directors not present signs a written waiver of notice, a consent to holding the meeting, or an approval of the minutes thereof. All such waivers, consents, or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 13. WRITTEN ACTION. Any action required or permitted to be taken may be taken without a meeting if all of the members of the Board of Directors shall individually or collectively consent in writing to such action. Any such written consent or consents shall be filed with the minutes of the proceedings of the Board. Such action by written consent shall have the same force and effect as a unanimous vote of such directors.

ARTICLE III
OFFICERS

Section 1. OFFICERS. The officers of the corporation shall be a Chairman of the Board or a President or both, a Secretary and a Chief Financial Officer. The corporation may also have, at the discretion of the Board of Directors, one or more Vice Presidents, one or more Assistant Secretaries and such other officers as may be appointed in accordance with the provisions of Section 3 of this Article. One person may hold two or more offices.

Section 2. ELECTION. The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article shall be chosen annually by the Board of Directors, and each shall hold his office until he shall resign or shall be removed or otherwise disqualified to serve, or his successor shall be elected and qualified.

Section 3. SUBORDINATE OFFICERS, ETC. The Board of Directors may appoint such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the Bylaws or as the Board of Directors may from time to time determine.

Section 4. REMOVAL AND RESIGNATION. Any officer may be removed, either with or without cause, by a majority of the directors at the time in office, at any regular or special meeting of the Board, or, except in case of an officer chosen by the Board of Directors, by any officer upon whom such power of removal may be conferred by the Board of Directors.

Any officer may resign at any time by giving written notice to the Board of Directors, or to the President, or to the Secretary of the corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 5. VACANCIES. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in the Bylaws for regular appointments to such office.

Section 6. CHAIRMAN OF THE BOARD. The Chairman of the Board, if there shall be such an officer, shall, if present, preside at all meetings of the Board of Directors, and exercise and perform such other powers and duties as may be from time to time assigned to him by the Board of Directors or prescribed by the Bylaws.

Section 7. PRESIDENT. Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board, if there be such an officer, the President shall be the Chief Executive Officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. He shall preside at all meetings of the shareholders and

Exhibit 2(c)

in the absence of the Chairman of the Board, or if there be none, at all meetings of the Board of Directors. He shall be ex officio a member of all the standing committees, including the Executive Committee, if any, and shall have the general powers and duties of management usually vested in the office of President of a corporation, and shall have such other powers and duties as may be prescribed by the Board of Directors or the Bylaws.

Section 8. VICE PRESIDENT. In the absence or disability of the President, the Vice Presidents, in order of their rank as fixed by the Board of Directors, or if not ranked, the Vice President designated by the Board of Directors, shall perform all the duties of the President, and when so acting shall have all the powers of, and be subject to, all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors or the Bylaws.

Section 9. SECRETARY. The Secretary shall keep, or cause to be kept, a book of minutes at the principal office or such other place as the Board of Directors may order, of all meetings of Directors and Shareholders, with the time and place of holding, whether regular or special, and if special, how authorized, the notice thereof given, the names of those present at Directors' meetings, the number of shares present or represented at Shareholders' meetings and the proceedings thereof.

The Secretary shall keep, or cause to be kept, at the principal office or at the office of the corporation's transfer agent, a share register, or duplicate share register, showing the names of the shareholders and their addresses; the number and classes of shares held by each; the number and date of certificates issued for the same; and the number and date of cancellation of every certificate surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all the meetings of the shareholders and of the Board of Directors required by the Bylaws or by law to be given, and he shall keep the seal of the corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by the Bylaws.

Section 10. CHIEF FINANCIAL OFFICER. This officer shall keep and maintain, or cause to be kept and maintained in accordance with generally accepted accounting principles, adequate and correct accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, earnings (or surplus) and shares. The books of account shall at all reasonable times be open to inspection by any director.

This officer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the Board of Directors, shall render to the President and directors, whenever they request it, an account of all his transactions and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or the Bylaws.

ARTICLE IV
CERTIFICATES AND TRANSFERS OF SHARES

Section 1. CERTIFICATES FOR SHARES. Each certificate for shares of the corporation shall set forth therein the name of the record holder of the shares represented thereby, the number of shares and the class or series of shares owned by said holder, the par value, if any, of the shares represented thereby, and such other statements, as applicable, prescribed by Sections 416-419, inclusive, and other relevant Sections of the General Corporation Law of the State of California (the "General Corporation Law") and such other statements, as applicable, which may be prescribed by the Corporate Securities Law of the State of California and any other applicable provision of the law. Each such certificate issued shall be signed in the name of the corporation by the Chairman of the Board of Directors, if any, or the Vice Chairman of the Board of Directors, if any, the President, if any, or a Vice President, if any, and by the Chief Financial Officer or an Assistant Treasurer or the Secretary or an Assistant Secretary. Any or all of the signatures on a certificate for shares may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate for shares shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were an officer, transfer agent or registrar at the date of issue.

In the event that the corporation shall issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor, any such certificate for shares shall set forth thereon the statements prescribed by Section 409 of the General Corporation Law.

Section 2. LOST OR DESTROYED CERTIFICATES FOR SHARES. The corporation may issue a new certificate for shares or for any other security in the place of any other certificate theretofore issued by it, which is alleged to have been lost, stolen or destroyed. As a condition to such issuance, the corporation may require any such owner of the allegedly lost, stolen or destroyed certificate or any such owner's legal representative to give the corporation a bond, or other adequate security, sufficient to indemnify it against any claim that may be made against it, including any expense or liability, on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 3. SHARE TRANSFERS. Upon compliance with any provisions of the General Corporation Law and/or the Corporate Securities Law of 1968 which may restrict the transferability of shares, transfers of shares of the corporation shall be made only on the record of shareholders of the corporation by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation or with a transfer agent or a registrar, if any, and on surrender of the certificate or certificates for such shares properly endorsed and the payment of all taxes, if any, due thereon.

Section 4. RECORD DATE FOR SHAREHOLDERS. In order that the corporation may determine the shareholders entitled to notice of any meeting or to vote or be entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any other lawful action, the Board of Directors may fix, in advance a record date, which shall not be more than sixty days or fewer than ten days prior to the date of such meeting or more than sixty days prior to any other action.

If the Board of Directors shall not have fixed a record date as aforesaid, the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held; the record date for determining shareholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board of Directors has been taken, shall be the day on which the first written consent is given; and the record date for determining shareholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto, or the sixtieth day prior to the day of such other action, whichever is later.

A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting unless the Board of Directors fixes a new record date for the adjourned meeting, but the Board of Directors shall fix a new record date if the meeting is adjourned for more than forty-five days from the date set for the original meeting.

Except as may be otherwise provided by the General Corporation Law, shareholders on the record date shall be entitled to notice and to vote or to receive any dividend, distribution or allotment of rights or to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date.

Section 5. REPRESENTATION OF SHARES IN OTHER CORPORATIONS. Shares of other corporations standing in the name of this corporation may be voted or represented and all incidents thereto may be exercised on behalf of the corporation by the Chairman of the Board, the President or any Vice President or any other person authorized by resolution of the Board of Directors.

Section 6. MEANING OF CERTAIN TERMS. As used in these Bylaws in respect of the right to notice of a meeting of shareholders or a waiver thereof or to participate or vote thereat or to assent or consent or dissent in writing in lieu of a meeting, as the case may be, the term "share" or "shares" or "shareholder" or "shareholders" refers to an outstanding share or shares and to a holder or holders of record or outstanding shares when the corporation is authorized to issue only one class of shares, and said reference is also intended to include any outstanding share or shares and any holder or holders of record of outstanding shares of any class upon which or upon whom the Articles of Incorporation confer such rights where there are two or more classes or series of shares or upon which or upon whom the General Corporation Law confers such rights notwithstanding that the Articles of Incorporation may provide for more than one class or series of shares, one or more of which are limited or denied such rights thereunder.

Section 7. CLOSE CORPORATION CERTIFICATES. All certificates representing shares of this corporation, in the event it shall elect to become a close corporation, shall contain the legend required by Section 418(c).

ARTICLE V
EFFECT OF SHAREHOLDERS' AGREEMENT-CLOSE CORPORATION

Any Shareholders' Agreement authorized by Section 300(b) shall only be effective to modify the terms of these Bylaws if this corporation elects to become a close corporation with appropriate filing of or amendment to its Articles as required by Section 202 and shall terminate when this corporation ceases to be a close corporation. Such an agreement cannot waive or alter Sections 158 (defining close corporations), 202 (requirements of Articles of Incorporation), 500 and 501 relative to distributions, 111 (merger), 1201(e) (reorganization) or Chapters 15 (Records and Reports), 16 (Rights of Inspection), 18 (Involuntary Dissolution) or 22 (Crimes and Penalties). Any other provisions of the Code or these Bylaws may be altered or waived thereby, but to the extent they are not so altered or waived, these Bylaws shall be applicable.

ARTICLE VI
CORPORATE CONTRACTS AND INSTRUMENTS - HOW EXECUTED

The Board of Directors, except as in the Bylaws otherwise provided, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation. Such authority may be general or confined to specific instances. Unless so authorized by the Board of Directors, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or agreement, or to pledge its credit, or to render it liable for any purposes or any amount, except as provided in Section 313 of the Corporations Code.

ARTICLE VII
CONTROL OVER BYLAWS

After the initial Bylaws of the corporation shall have been adopted by the incorporator or incorporators of the corporation, the Bylaws may be amended or repealed or new Bylaws may be adopted by the shareholders entitled to exercise a majority of the voting power or by the Board of Directors; provided, however, that the Board of Directors shall have no control over any bylaw which fixes or changes the authorized number of directors of the corporation; provided, further, that any control over the Bylaws herein vested in the Board

Exhibit 2(c)

of Directors shall be subject to the authority of the aforesaid shareholders to amend or repeal the Bylaws or to adopt new Bylaws; and provided further that any Bylaw amendment or new Bylaw which changes the minimum number of directors to fewer than five shall require authorization by the greater proportion of voting power of the shareholders as hereinbefore set forth.

ARTICLE VIII
BOOKS AND RECORDS

Section 1. RECORDS: STORAGE AND INSPECTION. The corporation shall keep at its principal executive office in the State of California, or, if its principal executive office is not in the State of California, the original or a copy of the Bylaws as amended to date, which shall be open to inspection by the shareholders at all reasonable times during office hours. If the principal executive office of the corporation is outside the State of California, and, if the corporation has no principal business office in the State of California, it shall upon request of any shareholder furnish a copy of the Bylaws as amended to date.

The corporation shall keep adequate and correct books and records of account and shall keep minutes of the proceedings of its shareholders, Board of Directors and committees, if any, of the Board of Directors. The corporation shall keep at its principal executive office, or at the office of its transfer agent or registrar, a record of its shareholders, giving the names and addresses of all shareholders and the number and class of shares held by each. Such minutes shall be in written form. Such other books and records shall be kept either in written form or in any other form capable of being converted into written form.

Section 2. RECORD OF PAYMENTS. All checks, drafts or other orders or payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as shall be determined from time to time by resolution of the Board of Directors.

Section 3. ANNUAL REPORT. Whenever the corporation shall have fewer than one hundred shareholders, the Board of Directors shall not be required to cause to be sent to the shareholders of the corporation the annual report prescribed by Section 1501 of the General Corporation Law unless it shall determine that a useful purpose would be served by causing the same to be sent or unless the Department of Corporations, pursuant to the provisions of the Corporate Securities Law of 1968, shall direct the sending of the same.

CERTIFICATE OF ADOPTION OF BYLAWS

ADOPTION BY INCORPORATOR(S) OR FIRST DIRECTOR(S).

The undersigned person(s) appointed in the Articles of Incorporation to act as the Incorporator(s) or Initial Director(s) of the above-named corporation hereby adopt the same as the Bylaws of said corporation.

Executed this day,

Dated: 11-4-2000

Cynthia Zimmerman, Incorporator or Initial Director

THIS IS TO CERTIFY:

That I am the duly elected, qualified and acting Secretary of the above-named corporation; that the foregoing Bylaws were adopted as the Bylaws of said corporation on the date set forth above by the person(s) appointed in the Articles of Incorporation to act as the Incorporator(s) or Initial Director(s) of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the corporate seal this day,

Dated: 11-7-2000

Martin Ocegueda , Secretary

(SEAL)

CERTIFICATE BY SECRETARY OF ADOPTION BY SHAREHOLDERS' VOTE.
THIS IS TO CERTIFY:

That I am the duly elected, qualified and acting Secretary of the above-named corporation and that the above and foregoing Code of Bylaws was submitted to the shareholders at their first meeting held on the date set forth in the Bylaws and recorded in the minutes thereof, was ratified by the vote of shareholders entitled to exercise the majority of the voting power of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand this day,

_______________________, Secretary

Exhibit 2(c)

A0565202


State of California



SECRETARY OF STATE

I, *BILL JONES*, Secretary of State of the State of California, hereby certify:

That the attached transcript of 4 page(s) has been compared with the record on file in this office, of which it purports to be a copy, and that it is full, true and correct.



IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this day of

MAY 23 2001

Bill Jones

Secretary of State

Sec/State Form CE-107 (rev. 9/98)

OSP 01 55358

Exhibit 3

A0565202

CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION
YOU FIRST, INC.

I, Cynthia Zimmerman, certify that:

1. I am the President, Chief Financial Officer and Secretary of You First, Inc., a California Corporation.

2. An amendment to Article IV of the Articles of Incorporation has been unanimously approved by the Board of Directors and the shareholders of all outstanding shares. The amended Article IV of the Articles of Incorporation now reads as follows:

"__IV. SHARES__ This corporation is authorized to issue two classes of shares, designated respectively as "Class A Common Stock" and "Class A Preferred Stock." The total number of shares of "Class A Common Stock" that may be issued is 10,000,000 shares. The total number of shares of "Class A Preferred Stock" that may be issued is 1,000,000 shares. The full rights, preferences, privileges and restrictions granted to or imposed upon the two classes of shares are as follows:

A. The Class A Common Stock shall have full voting rights. The Class A Preferred Stock shall have no voting rights.

*B. Each share of Class A Preferred Stock is entitled to receive a preferential dividend each year on a non-cumulative basis in an amount that is __the lesser of__ (1) seven and one-half cents ($.075) per share **or** (2) the maximum amount legally available as payment for dividends that year if such amount is less than seven and one-half cents ($.075) per share. Such preferred dividend shall be effective each year at the time so declared by the board of directors, except that the board is obligated each year to declare and pay dividends to the Class A Preferred Stock to the extent corporate funds are legally available for payment thereof. Any preferred share held for less than one fiscal year shall receive the above referenced dividend on a pro-rata basis proportionate to the number of days of such fiscal year the share(s) was/were so held.*

C. Except for any preferred or cumulative rights expressly stated herein, no right shall accrue to the Class A Preferred Stock if the corporation fails to declare or pay any preferred dividends thereon in any fiscal year(s) for which sufficient funds are not legally available therefore.

D. No dividends or other distributions may be made to or for the Class A Common Stock during any fiscal year of the corporation until dividends on the Class A Preferred Stock in the total amount of seven and one-half cents ($.075) per share have been declared and paid for that fiscal year (or set apart for payment).

Exhibit 3

Nevertheless, after all outstanding shares of the Class A Preferred Stock have received dividends of seven and one-half cents ($.075) per share during any fiscal year, the board may declare and pay any such additional dividends to the Class A Common Stock the board so desires as long as the additional funds are legally available for payment thereof. In any such fiscal year(s), the Class A Preferred Stock shall not be entitled to participate in any such dividends payable to the Class A Common Stock.

E. Upon the voluntary or involuntary liquidation, winding up or dissolution of the corporation, the Class A Preferred Stock shall be entitled to receive out of the assets available for distribution to shareholders, in preference to any payment on the Class A Common Stock, an amount equal to the price paid for the first share of Class A Preferred Stock issued (such amount to hereafter be referred to as the "Preferred Stock Original Purchase Price"), plus a premium of any previously declared non-cumulative dividend(s) that remain unpaid. If the assets of the corporation are insufficient to pay the full liquidation preference to the Class A Preferred Stock, the entire remaining assets shall be paid to the Class A Preferred Stock, and the Class A Common Stock shall receive nothing. After the full liquidation preference has been paid or set apart for the Class A Preferred Stock as noted above, the remaining assets shall be distributed equally to all outstanding shares of the Class A Common Stock.

F. At any time after January 1, 2004, the corporation may redeem all or any part of the outstanding Class A Preferred Stock by paying in cash the Preferred Stock Original Purchase Price, plus all accrued and /or unpaid declared dividends applicable to each redeemed share up to and including the date of redemption. The date of any such redemption shall hereafter be referred to as the "Redemption Date". The price paid for any such redemption shall hereafter be referred to as the "Redemption Price". If less than all shares of the outstanding Class A Preferred Stock are to be redeemed, the redemption shall be on a pro-rata basis as designated by the board of directors. In case of redemption, the following shall apply:

(1) The corporation shall give notice of any redemption to each record holder of Class A Preferred Stock to be redeemed by first-class mail (postage prepaid) at the shareholder's address as shown on the corporation's records. Such notice must state:

(a) the class or series of shares to be redeemed;

(b) whether all or less than all of the outstanding shares of such class or series are to be redeemed;

(c) the Redemption Date;

(d) the Redemption Price; and

(e) the place of payment of the Redemption Price.

Exhibit 3

(2) On or before the Redemption Date, each holder of shares to be redeemed shall surrender the share certificate(s) to the corporation at the place designated for payment in the redemption notice, and shall then be entitled to be paid the Redemption Price.

(3) If fewer than all of the shares represented by a surrendered certificate are redeemed, a new certificate shall be issued representing the unredeemed shares.

(4) Whether or not the certificates representing the redeemed shares are surrendered, all rights accorded such shares (including accrual of dividends) shall terminate, except for the right of the shareholders to receive the Redemption Price without interest upon surrender of the certificate(s) (provided the redemption notice was given in the manner required by these articles, and the Redemption Price was available for payment on the Redemption Date).

G. At any time prior to the corporation issuing a share holder a notice of redemption pursuant to Paragraph "F" above, any holder(s) of the Class A Preferred Stock shall be entitled to convert any shares for an equal amount of shares of Class A Common Stock. Holders of shares being converted shall endorse the share certificates and deliver them (together with a written notice of their intent to convert) to the corporation at its principal office. Shares converted under this article shall not be reissued. The corporation shall at all times reserve and keep available a sufficient number of authorized but unissued shares of Class A Common Stock Shares necessary to convert each share of Class A Preferred Stock outstanding, and shall obtain and keep in effect any and all required permits to enable it to issue and deliver all Class A Common Stock Shares required to implement the conversion rights granted herein".

3. The amendment herein set forth has been duly approved by the board of directors.

4. The amendment herein set forth has been duly approved by the required vote of the shareholders in accordance with the California Corporations' Code. The corporation has two classes of shares, a "Class A Common" and a "Class B Common". There are no Class B Common shares outstanding. There are 1,000 shares of Class A Common stock outstanding. The number of shares of Class A Common voting in favor of the amendment was 1,000 shares; therefore, the vote was unanimous and equaled or exceeded the vote required.

The undersigned declares under penalty of perjury under the laws of the State of California that the statements in the foregoing certificate are true and correct of her own knowledge and that this declaration was executed on May 16, 2001, at Temecula, California.

Cynthia Zimmerman, President, Chief Financial Officer and Secretary

CERTIFICATION BY SECRETARY OF AMENDMENT OF ARTICLES OF INCORPORATION

As secretary of this corporation, I do certify and declare under penalty of perjury that the Articles of Incorporation of this corporation were amended in the manner referenced above in this ***"Certificate of Amendment of Articles of Incorporation"***, and that such amendments were accepted by the shareholders and directors of this corporation, that they were duly executed as referenced, and that such Articles of Incorporation, as amended, are the true and valid Articles of Incorporation of this corporation.

Dated: May 16, 2001

Cynthia Zimmerman, Secretary


OFFICE OF THE SECRETARY OF STATE

Exhibit 3

CONTRACT FOR INDEPENDENT CONTRACTOR SERVICES

This agreement for independent contracting services (hereafter referred to as the "Agreement") is made on _______________ between You First Inc, A California Corporation (hereafter referred to as "Corporation") and Michal Phillips (hereafter referred to as "Independent Contractor").

ARTICLE 1. TERM OF CONTRACT

1.01. This Agreement shall become effective as of the date of its execution, and shall continue in effect until terminated pursuant this Agreement.

ARTICLE 2. SERVICES TO BE PERFORMED BY INDEPENDENT CONTRACTOR

Specific Services

2.01. Independent Contractor agrees to perform the services specified in Article 9. of this Agreement, "Description and Terms of Services".

Method of Performing Services

2.02. Independent Contractor shall determine the method, details, and means of performing the above-described services.

Status of Independent Contractor

2.03. Independent Contractor enters into this Agreement, and shall remain throughout the term of the Agreement, as an independent contractor, and not an employee of Corporation. Independent Contractor agrees that he/she is not and shall not become an employee, partner, agent, or principal of Corporation while this Agreement is in effect. Independent Contractor agrees he/she is not entitled to the rights or benefits afforded to Corporation's employees, including disability or unemployment insurance, workers' compensation, medical insurance, sick leave, or any other employment benefit. Independent Contractor is responsible for providing, at his/her own expense, disability, unemployment, and other insurance, workers' compensation, training, permits, and licenses for himself or herself and, if applicable, his/her employees and sub-independent contractors.

Payment of Income Taxes

2.04. Independent Contractor is responsible for paying when due all income taxes, including estimated taxes, incurred as a result of the compensation paid by Corporation to Independent Contractor for services under this Agreement. On request, Independent Contractor agrees to provide Corporation with proof of timely payment. Independent Contractor agrees to indemnify Corporation for any claims, costs, losses, fees, penalties, interest, or damages suffered by Corporation resulting from Independent Contractor's failure to comply with this provision.

Exhibit 6(a)

Use of Employees or Sub-Independent Contractors

2.05. Unless there is prior written agreement between the parties, Independent Contractor agrees that there shall be no other sub-independent contractors or employees working for him/her relative to the scope of services covered by this Agreement. Should the parties subsequently agree that Independent Contractor may use other sub-independent contractors or employees to perform the services required of Independent Contractor under this Agreement, Independent Contractor agrees that such sub-independent contractors or employees shall be maintained entirely at Independent Contractor's own expense, and Corporation shall not be responsible for the maintenance, control, direction, or supervision of Independent Contractor's sub-independent contractors or employees. Nothing in this section shall be construed to mean that Independent Contractor cannot work in conjunction with other independent contractors or employees of Corporation.

ARTICLE 3. COMPENSATION

Corporation Payment of Independent Contractor's Compensation

3.01. For services rendered under this Agreement, Corporation agrees to pay Independent Contractor according to Article 9. of this Agreement, "Description of Services and Compensation".

Payment of Expenses

3.02. Except as otherwise specifically authorized by Corporation, Independent Contractor shall be responsible for all expenses incurred by Independent Contractor in performing services under this Agreement.

ARTICLE 4. OTHER OBLIGATIONS OF INDEPENDENT CONTRACTOR

Non-Exclusive Relationship

4.01. Independent Contractor may represent, perform services for, and contract with as many additional Corporations, persons, or companies as Independent Contractor, in his/her sole discretion, sees fit.

Time and Place of Performing Work

4.02. Independent Contractor shall perform the services under this Agreement in the manner detailed in Article 9. of this Agreement, "Description of Services and Compensation".

Tools, Materials, and Equipment

4.03. Independent Contractor may supply the instruments, supplies, and equipment required to perform the services under this Agreement, but also may, as necessary, use the instruments, supplies, and equipment at Corporation's office.

Exhibit 6(a)

Workers' Compensation

4.04. Independent Contractor agrees to provide workers' compensation insurance for Independent Contractor's employees and agents, and agrees to hold harmless and indemnify Corporation for any and all claims arising out of any injury, disability, or death of any of Independent Contractor's employees or agents.

Insurance

4.05. Independent Contractor agrees to maintain a policy of insurance sufficient to cover any negligent act or omission committed by Independent Contractor or Independent Contractor's employees or agents during the performance of any duties under this Agreement. Independent Contractor further agrees to indemnify and hold Corporation harmless from any and all claims arising from any such negligent acts or omissions.

Independent Contractor's Qualifications

4.06. Independent Contractor, having sole discretion for the manner in which work under this Agreement shall be performed, represents that she has the qualifications and skills necessary to perform the services under this Agreement in a competent and professional manner without the advice or direction of Corporation. Therefore, failure by Independent Contractor to perform any of the services required under this Agreement shall constitute a material breach of the Agreement.

Indemnity

4.07. Independent Contractor agrees to indemnify, defend, and hold Corporation harmless from all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, attorneys' fees, and costs, that Corporation may incur as a result of a breach by Independent Contractor of any provision of this Agreement.

Assignment

4.08. Neither this Agreement nor any duties or obligations under this Agreement may be assigned by Independent Contractor without the prior written consent of Corporation.

ARTICLE 5. OTHER OBLIGATIONS OF CORPORATION

Cooperation of Corporation

5.01. Corporation agrees to comply with all reasonable requests of Independent Contractor that are necessary to the performance of Independent Contractor's duties under this Agreement.

ARTICLE 6. TERMINATION OF AGREEMENT

Termination on Notice

6.01. Either party may terminate this Agreement at any time by giving thirty (30) days written notice to the other party.

Termination on Occurrence of Stated Events

6.02. This Agreement shall terminate automatically on the occurrence of any of the following events:

(a) Death of the Independent Contractor;

(b) Assignment of this Agreement by the Independent Contractor without the consent of the Corporation.

Termination for Default

6.03. If either party defaults in the performance of this Agreement or materially breaches any of its provisions, the non-breaching party may terminate this Agreement by giving written notification to the breaching party. Termination shall take effect immediately on receipt of notice by the breaching party, or five days after mailing of notice, whichever occurs first. For the purposes of this paragraph, material breach of this Agreement includes, but is not limited to, the following:

(a) Corporation's failure to pay Independent Contractor any compensation due within 30 days after written demand for payment.

(b) Independent Contractor's failure to complete the services specified in Article 9. of this Agreement, "Description of Services and Compensation".

(c) Corporation's material breach of any representation or Agreement contained in this Agreement.

(d) Independent Contractor's material breach of any representation or Agreement contained in this Agreement.

Agreement to Continue Unless Terminated as Stated Above

6.04. Unless this Agreement is terminated in a manner provided above, this Agreement shall continue in full force and effect.

ARTICLE 7. PROPRIETARY RIGHTS

Services Provided Pursuant to This Agreement

7.01. Except as provided for in Section 9.07 of this Agreement, Independent Contractor agrees that all compositions, copyrights, patents, trademarks and/or other information or items produced by Independent Contractor pursuant to this Agreement shall be assigned to Corporation as the sole and exclusive property of Corporation and/or Corporation's assigns, nominees, and successors (either via a "work for hire" or otherwise).

Confidential Information

7.02. Any written, printed, graphic, or electronically or magnetically recorded information furnished by Corporation for Independent Contractor's use are the sole property of Corporation. This proprietary information includes, but is not limited to, patient files, information concerning Corporation's employees, products, services, prices, operations, and subsidiaries. Independent Contractor shall keep this confidential information in the strictest confidence, and shall not disclose it by any means to any person except with Corporation's approval, and only to the extent necessary to perform the services under this Agreement. This prohibition also applies to Independent Contractor's employees, agents and sub-independent contractors. On termination of this Agreement, Independent Contractor shall return to Corporation any confidential information in Independent Contractor's possession.

Non-Solicitation

7.03. For a period of two years following the termination of this Agreement, Independent Contractor shall not solicit any client of Corporation that Independent Contractor became aware of as a result of performing services under this Agreement.

ARTICLE 8. GENERAL PROVISIONS

Notices

8.01. Any notices required to be given under this Agreement by either party to the other may be effected by personal delivery in writing or by mail, registered or certified, postage prepaid with return receipt requested. Mailed notices must be addressed to the parties at the addresses appearing in the introductory paragraph of this Agreement, but either party may change the address by giving written notice in accordance with this paragraph. Notices delivered personally shall be deemed communicated as of actual receipt; mailed notices will be deemed communicated as of the day of receipt or the fifth day after mailing, whichever occurs first.

Entire Agreement of the Parties

8.02. This Agreement supersedes any and all agreements, either oral or written, between the parties with respect to the rendering of services by Independent

Exhibit 6(a)

Contractor for Corporation, and contains all of the representations, covenants, and agreements between the parties with respect to the rendering of those services. Each party to this Agreement acknowledges that no representations, inducements, promises, or agreements, orally or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not contained in this Agreement, and that no other agreement, statement, or promise shall be valid or binding unless it is included within this Agreement. Any modification of this Agreement shall be effective only if it is in a writing signed by the party to be charged.

Partial Invalidity

8.03. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remaining provisions shall nevertheless continue in full force and effect without being impaired or invalidated in any way.

Payment of Monies Due Deceased Independent Contractor

8.04. If Independent Contractor dies before completing the services under this Agreement, any monies due Independent Contractor from Corporation under this Agreement as of the date of death shall be paid to the Independent Contractor's executors, administrators, heirs, personal representatives, successors, and/or assigns.

Arbitration

8.05. Any controversy between the parties to this Agreement involving the construction or application of any of the terms, covenants, or conditions of this Agreement shall, on the written request of one party served on the other, be submitted to binding arbitration. The arbitration shall comply with and be governed by the provisions of the California Arbitration Act, Sections 1280 through 1294.2 of the California Code of Civil Procedure, except that discovery shall be allowed to the full extent as that allowed in a Superior Court Civil Action. The parties shall select a third impartial arbitrator whose decision will be final and conclusive on both parties. Each party shall bear there own expense in such arbitration, except that the arbitrator shall be allowed to award costs to the prevailing party and reasonable attorneys fees shall be allowed as an element of costs.

Attorneys' Fees

8.07. If any arbitration or formal legal action, including an action for declaratory relief, is brought to enforce or interpret the provisions of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, which may be set by the court (or arbitrator) in the same action or in a separate action brought for that purpose. This shall be in addition to any other relief to which either party may be entitled.

Governing Law

8.08. This Agreement will be governed by the laws of the State of California.

Exhibit 6(a)

ARTICLE 9. DESCRIPTION OF SERVICES AND COMPENSATION THEREFORE

Initial Compensation

9.01. Upon timely receipt and approval of the first five compositions referenced in Section 9.04, then Corporation shall pay Independent Contractor 30,000 shares of Corporation's Class A Common Stock, a stipend of $500.00 per month, and pay studio expenses for the remaining compositions.

Financial Compensation Subject to Reg-A

9.02. Subject to receiving the money from a successful offering of one million dollars, Corporation shall pay Independent Contractor $1,000.00 for each of the compositions listed in Section 9.04 that is written, submitted on time and accepted (up to a total of $17,000.00). The payments will be in increments as money is raised from investors for the sale of our stock. Out of the first $250,000.00 raised, Corporation shall pay Independent Contractor $1,000.00 for each composition completed and accepted up to $5,000.00 for 5 compositions. After $500,000.00 is raised, Corporation shall pay Independent Contractor $1,000.00 for each composition completed and accepted up to $6,000.00 for the next six compositions (i.e. compositions 6-11). After $750,000.00 is raised, Corporation shall pay Independent Contractor $1,000.00 for each composition completed and accepted up to $6,000.00 for the final six compositions (i.e. compositions 12-17). If Corporation does not raise $750,000.00, but still moves forward, then Independent Contractor's final payments shall come from Corporation if Corporation receives $750,000 from any combination of revenue and capital investment. However, for any of the compensation of this section to be effective, the compositions must be completed pursuant to the performance deadlines detailed in Section 9.04.

Further Potential Stock Compensation

9.03. If, beginning in February, 2002, Independent Contractor continues to meet the performance deadlines detailed in Section 9.04, Corporation shall pay Independent Contractor an additional 5,000 shares of its Class A Common Stock for each month from February, 2002 - July, 2002, that accepted compositions are produced on schedule (this will be potentially a total of 30,000 shares paid from Corporation to Independent Contractor if Independent Contractor meets all performance deadlines from February, 2002 - July, 2002).

Performance Deadlines

9.04. The following deadlines are required to be met by Independent Contractor in order to qualify for any or all of the potential compensation to be paid by Corporation pursuant to this Agreement:

1. Theme Composition shall be finished in January, 2002;

2. First Composition for Courtesy shall be finished in January, 2002;

3. Second Composition for Courtesy shall be finished in January, 2002;

4. First Composition for Character shall be finished in January, 2002;

5. Second Composition for Character shall be finished in January, 2002;

6. First Composition for "You are a Treasure" shall be finished in February, 2002;

7. Second Composition for "You are a Treasure" shall be finished in February, 2002;

8. First Composition for"Social Graces" shall be finished in March, 2002;

9. Second Composition for"Social Graces" shall be finished in March, 2002;

10. First Composition for"Assemblies" shall be finished in April, 2002;

11. Second Composition for"Assemblies" shall be finished in April, 2002;

12. First Composition for "Reach For The Stars" shall be finished in May, 2002;

13. Second Composition for "Reach For The Stars" shall be finished in May, 2002;

14. First Composition for "Personal Dress Code" shall be finished in June, 2002;

15. Second Composition for "Personal Dress Code" shall be finished in June, 2002;

16. First Composition for "Table Manners" shall be finished in July, 2002;

17. Second Composition for "Table Manners" shall be finished in July, 2002;

It will by Independent Contractor's further responsibility to work with Beverly Stephenson for the required material and ideas for creation of each composition. It will also be Independent Contractor's responsibility to get the words and music to Chris Lyzwinski, Director of Curriculum, at least one week prior to the end of each month in order for the overall schedule to be maintained.

Exhibit 6(a)

Independent Contractor agrees that time is of the essence and failure to meet any deadline noted above or elsewhere in this Agreement is itself a material breach. Therefore, the deadlines imposed in this Agreement relative to payment of compensation shall be strictly construed. However, Independent Contractor shall not be penalized for failure to meet the above referenced deadlines if such failure was due to others failing to provide Independent Contractor with the information necessary to write such compositions.

Required Meetings

9.05. Independent Contractor shall attend all reasonable and necessary meetings called by Corporation to which Independent Contractor received reasonable notice.

End of Product Development Services and Compensation

9.06 If at the end of the Product Development Period, Corporation is successful and creating another curriculum, and Independent Contractor agrees to continue working for Corporation under a new contractual agreement, Independent Contractor shall receive and additional 15,000 shares of Corporation's Class A Common Stock.

If Project Fails

9.07. If, at the end of three years, this project has not succeeded, Corporation shall return to Independent Contractor all compositions created by Independent Contractor pursuant to this Agreement, and the copyright. If, however, Independent Contractor succeeds in earning revenue from such compositions, regardless of the future source, Cynthia Zimmerman shall be entitled to two percent (2%) of all revenue earned by Independent Contractor from all compositions created pursuant to this Agreement.

ARTICLE 10. EXECUTION

The below signed parties acknowledge they read and understood this Agreement, and by their execution accept it in all its particulars. This Agreement is executed on the date(s) specified below, in the County of Riverside, State of California, by the following parties:

Execution by Corporation

12-18-01 ______________________

Date

You First, Inc.
By Cynthia Scritchfield, President

Execution by Independent Contractor

12-26-01 ______________________

Date

Michal Phillips

Exhibit 6(a)

CONTRACT FOR INDEPENDENT CONTRACTOR SERVICES

This agreement for independent contracting services (hereafter referred to as the "Agreement") is made on ________________ between You First Inc, A California Corporation (hereafter referred to as "Corporation") and Beverly Stephenson (hereafter referred to as "Independent Contractor").

ARTICLE 1. TERM OF CONTRACT

1.01. This Agreement shall become effective as of the date of its execution, and shall continue in effect until terminated pursuant this Agreement.

ARTICLE 2. SERVICES TO BE PERFORMED BY INDEPENDENT CONTRACTOR

Specific Services

2.01. Independent Contractor agrees to perform the services specified in Article 9. of this Agreement, "Description and Terms of Services".

Method of Performing Services

2.02. Independent Contractor shall determine the method, details, and means of performing the above-described services.

Status of Independent Contractor

2.03. Independent Contractor enters into this Agreement, and shall remain throughout the term of the Agreement, as an independent contractor, and not an employee of Corporation. Independent Contractor agrees that he/she is not and shall not become an employee, partner, agent, or principal of Corporation while this Agreement is in effect. Independent Contractor agrees he/she is not entitled to the rights or benefits afforded to Corporation's employees, including disability or unemployment insurance, workers' compensation, medical insurance, sick leave, or any other employment benefit. Independent Contractor is responsible for providing, at his/her own expense, disability, unemployment, and other insurance, workers' compensation, training, permits, and licenses for himself or herself and, if applicable, his/her employees and sub-independent contractors.

Payment of Income Taxes

2.04. Independent Contractor is responsible for paying when due all income taxes, including estimated taxes, incurred as a result of the compensation paid by Corporation to Independent Contractor for services under this Agreement. On request, Independent Contractor agrees to provide Corporation with proof of timely payment. Independent Contractor agrees to indemnify Corporation for any claims, costs, losses, fees, penalties, interest, or damages suffered by Corporation resulting from Independent Contractor's failure to comply with this provision.

Exhibit 6(b)

Use of Employees or Sub-Independent Contractors

2.05. Unless there is prior written agreement between the parties, Independent Contractor agrees that there shall be no other sub-independent contractors or employees working for him/her relative to the scope of services covered by this Agreement. Should the parties subsequently agree that Independent Contractor may use other sub-independent contractors or employees to perform the services required of Independent Contractor under this Agreement, Independent Contractor agrees that such sub-independent contractors or employees shall be maintained entirely at Independent Contractor's own expense, and Corporation shall not be responsible for the maintenance, control, direction, or supervision of Independent Contractor's sub-independent contractors or employees. Nothing in this section shall be construed to mean that Independent Contractor cannot work in conjunction with other independent contractors or employees of Corporation.

ARTICLE 3. COMPENSATION

Corporation Payment of Independent Contractor's Compensation

3.01. For services rendered under this Agreement, Corporation agrees to pay Independent Contractor according to Article 9. of this Agreement, "Description of Services and Compensation".

Payment of Expenses

3.02. Except as otherwise specifically authorized by Corporation, Independent Contractor shall be responsible for all expenses incurred by Independent Contractor in performing services under this Agreement.

ARTICLE 4. OTHER OBLIGATIONS OF INDEPENDENT CONTRACTOR

Non-Exclusive Relationship

4.01. Independent Contractor may represent, perform services for, and contract with as many additional Corporations, persons, or companies as Independent Contractor, in his/her sole discretion, sees fit.

Time and Place of Performing Work

4.02. Independent Contractor shall perform the services under this Agreement in the manner detailed in Article 9. of this Agreement, "Description of Services and Compensation".

Tools, Materials, and Equipment

4.03. Independent Contractor may supply the instruments, supplies, and equipment required to perform the services under this Agreement, but also may, as necessary, use the instruments, supplies, and equipment at Corporation's office.

Exhibit 6(b)

Workers' Compensation
4.04. Independent Contractor agrees to provide workers' compensation insurance for Independent Contractor's employees and agents, and agrees to hold harmless and indemnify Corporation for any and all claims arising out of any injury, disability, or death of any of Independent Contractor's employees or agents.

Insurance
4.05. Independent Contractor agrees to maintain a policy of insurance sufficient to cover any negligent act or omission committed by Independent Contractor or Independent Contractor's employees or agents during the performance of any duties under this Agreement. Independent Contractor further agrees to indemnify and hold Corporation harmless from any and all claims arising from any such negligent acts or omissions.

Independent Contractor's Qualifications
4.06. Independent Contractor, having sole discretion for the manner in which work under this Agreement shall be performed, represents that she has the qualifications and skills necessary to perform the services under this Agreement in a competent and professional manner without the advice or direction of Corporation. Therefore, failure by Independent Contractor to perform any of the services required under this Agreement shall constitute a material breach of the Agreement.

Indemnity
4.07. Independent Contractor agrees to indemnify, defend, and hold Corporation harmless from all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, attorneys' fees, and costs, that Corporation may incur as a result of a breach by Independent Contractor of any provision of this Agreement.

Assignment
4.08. Neither this Agreement nor any duties or obligations under this Agreement may be assigned by Independent Contractor without the prior written consent of Corporation.

ARTICLE 5. OTHER OBLIGATIONS OF CORPORATION

Cooperation of Corporation
5.01. Corporation agrees to comply with all reasonable requests of Independent Contractor that are necessary to the performance of Independent Contractor's duties under this Agreement.

ARTICLE 6. TERMINATION OF AGREEMENT

Termination on Notice

6.01. Either party may terminate this Agreement at any time by giving thirty (30) days written notice to the other party.

Termination on Occurrence of Stated Events

6.02. This Agreement shall terminate automatically on the occurrence of any of the following events:

(a) Death of the Independent Contractor;

(b) Assignment of this Agreement by the Independent Contractor without the consent of the Corporation.

Termination for Default

6.03. If either party defaults in the performance of this Agreement or materially breaches any of its provisions, the non-breaching party may terminate this Agreement by giving written notification to the breaching party. Termination shall take effect immediately on receipt of notice by the breaching party, or five days after mailing of notice, whichever occurs first. For the purposes of this paragraph, material breach of this Agreement includes, but is not limited to, the following:

(a) Corporation's failure to pay Independent Contractor any compensation due within 30 days after written demand for payment.

(b) Independent Contractor's failure to complete the services specified in Article 9. of this Agreement, "Description of Services and Compensation".

(c) Corporation's material breach of any representation or Agreement contained in this Agreement.

(d) Independent Contractor's material breach of any representation or Agreement contained in this Agreement.

Agreement to Continue Unless Terminated as Stated Above

6.04. Unless this Agreement is terminated in a manner provided above, this Agreement shall continue in full force and effect.

Exhibit 6(b)

ARTICLE 7. PROPRIETARY RIGHTS

New Developments

7.01. Independent Contractor agrees that all reports and other information or items produced by Independent Contractor while performing services under this Agreement shall be assigned to Corporation as the sole and exclusive property of Corporation and/or Corporation's assigns, nominees, and successors, as will any copyrights, patents, or trademarks obtained by Independent Contractor while performing services under this Agreement.

Confidential Information

7.02. Any written, printed, graphic, or electronically or magnetically recorded information furnished by Corporation for Independent Contractor's use are the sole property of Corporation. This proprietary information includes, but is not limited to, patient files, information concerning Corporation's employees, products, services, prices, operations, and subsidiaries. Independent Contractor shall keep this confidential information in the strictest confidence, and shall not disclose it by any means to any person except with Corporation's approval, and only to the extent necessary to perform the services under this Agreement. This prohibition also applies to Independent Contractor's employees, agents and sub-independent contractors. On termination of this Agreement, Independent Contractor shall return to Corporation any confidential information in Independent Contractor's possession.

Non-Solicitation

7.03. For a period of two years following the termination of this Agreement, Independent Contractor shall not solicit any client of Corporation that Independent Contractor became aware of as a result of performing services under this Agreement.

ARTICLE 8. GENERAL PROVISIONS

Notices

8.01. Any notices required to be given under this Agreement by either party to the other may be effected by personal delivery in writing or by mail, registered or certified, postage prepaid with return receipt requested. Mailed notices must be addressed to the parties at the addresses appearing in the introductory paragraph of this Agreement, but either party may change the address by giving written notice in accordance with this paragraph. Notices delivered personally shall be deemed communicated as of actual receipt; mailed notices will be deemed communicated as of the day of receipt or the fifth day after mailing, whichever occurs first.

Entire Agreement of the Parties

8.02. This Agreement supersedes any and all agreements, either oral or written, between the parties with respect to the rendering of services by Independent

Exhibit 6(b)

Contractor for Corporation, and contains all of the representations, covenants, and agreements between the parties with respect to the rendering of those services. Each party to this Agreement acknowledges that no representations, inducements, promises, or agreements, orally or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not contained in this Agreement, and that no other agreement, statement, or promise shall be valid or binding unless it is included within this Agreement. Any modification of this Agreement shall be effective only if it is in a writing signed by the party to be charged.

Partial Invalidity

8.03. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remaining provisions shall nevertheless continue in full force and effect without being impaired or invalidated in any way.

Payment of Monies Due Deceased Independent Contractor

8.04. If Independent Contractor dies before completing the services under this Agreement, any monies due Independent Contractor from Corporation under this Agreement as of the date of death shall be paid to the Independent Contractor's executors, administrators, heirs, personal representatives, successors, and/or assigns.

Arbitration

8.05. Any controversy between the parties to this Agreement involving the construction or application of any of the terms, covenants, or conditions of this Agreement shall, on the written request of one party served on the other, be submitted to binding arbitration. The arbitration shall comply with and be governed by the provisions of the California Arbitration Act, Sections 1280 through 1294.2 of the California Code of Civil Procedure, except that discovery shall be allowed to the full extent as that allowed in a Superior Court Civil Action. The parties shall select a third impartial arbitrator whose decision will be final and conclusive on both parties. Each party shall bear there own expense in such arbitration, except that the arbitrator shall be allowed to award costs to the prevailing party and reasonable attorneys fees shall be allowed as an element of costs.

Attorneys' Fees

8.07. If any arbitration or formal legal action, including an action for declaratory relief, is brought to enforce or interpret the provisions of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, which may be set by the court (or arbitrator) in the same action or in a separate action brought for that purpose. This shall be in addition to any other relief to which either party may be entitled.

Governing Law

8.08. This Agreement will be governed by and construed in accordance with

Exhibit 6(b)

the laws of the State of California.

ARTICLE 9. DESCRIPTION OF SERVICES AND COMPENSATION THEREFORE

Initial Stock Compensation

9.01. In return for Independent Contractor creating, and Corporation accepting, the initial 12 completely written stories - six for Courtesy and six for Character - by January 31, 2002, Corporation shall pay Independent Contractor 30,000 shares of Corporation's Class A Common Stock.

Financial Compensation Subject to Reg-A

9.02. Subject to Corporation receiving$1,000,000 from any successful stock offering, and subject to Independent Contractor's successful completion of all other requirements of this Agreement, Corporation shall also pay Independent Contractor $750.00 for successful completion of and acceptance of each of the 12 stories listed in Section 9.01 and each of the 36 stories listed in Section 9.04 of this Agreement. These payments shall be in increments as money is raised from investors. Out of the first $250,000 Corporation receives, Corporation shall pay Independent Contractor $750.00 for each story completed and accepted to up to the first 12 stories. Out of the next $250,000 Corporation receives (i.e. $500,000 total), Corporation shall pay Independent Contractor $750.00 for each story completed and accepted to up to next 18 stories. Out of the next $250,000 Corporation receives(i.e. $750,000 total), Corporation shall pay Independent Contractor $750.00 for each story completed and accepted to up to the final 18 stories. If Corporation does not raise the million dollars, but still moves forward, then Independent Contractor's final payment shall come from Corporation if Corporation receives $1,000,000 from any combination of revenue and capital investment. For the compensation of this section to be effective, the stories must be completed pursuant to the performance deadlines detailed in Section 9.04.

Further Potential Stock Compensation

9.03. Subject to Independent Contractor's successful completion of all the requirements of this Agreement, Corporation shall pay Independent Contractor 2,500 shares of Corporation's Class A Common Stock as a bonus for each month that the schedule is met (up to a total of 22,500 additional bonus shares).

Performance Deadlines

9.04. The following deadlines are required to be met by Independent Contractor in order to qualify for any or all of the potential compensation to be paid by Corporation pursuant to this Agreement:

1. "You are a Treasure" (Home/Respect for Others - Personal Picture Page - TeamWork - Self-Esteem) shall be finished in February, 2002.

Exhibit 6(b)

2. "You are a Treasure" (Appreciate Ethnic Backgrounds - Your Life) "Social Graces" (Telephone Etiquette - Elevator Etiquette) shall be finished in March, 2002.

3. "Social Graces" (Bathroom Etiquette - Cutting in Line - Pointing & Laughing/ Offensive Gestures - Anger Control) shall be finished in April, 2002.

4."Assemblies" (Eyes Open, Mouth Closed - Clap Now? - Plays, Movies & More - Here Comes the Bride) shall be finished in May, 2002.

5."Assemblies" (National Anthem - Who is on Stage) "Meliora" (Stealing, Borrowing & Purchasing - Integrity) shall be finished in June, 2002.

6."Meliora" (Litterbug & Graffiti - People with Special Needs - Pets - Places of Work) shall be finished in July, 2002.

7. "Personal Dress Code" (Clean Clothes - Inside Out - School, Special Occasions, and Out to Play - Hair) shall be finished in August, 2002.

8. "Personal Dress Code" (Teeth, Nails and All the Rest - Squeaky Clean) "Table Manners" (Do's & Don'ts with Mouth Full - Passing not Reaching) shall be finished in September, 2002.

9. "Table Manners" (Napkin versus the Sleeve - What is all this Silverware? - Practice Place Setting - Out to Eat) shall be finished in October, 2002.

Independent Contractor agrees that <u>time is of the essence</u> and failure to meet any deadline noted above or elsewhere in this Agreement is itself a material breach. Therefore, the deadlines imposed in this Agreement relative to payment of compensation shall be strictly construed. However, Independent Contractor shall not be penalized for failure to meet the above referenced deadlines if such failure was due to others failing to provide Independent Contractor with the information necessary to write such stories.

<u>Required Meetings</u>

9.05. Independent Contractor shall attend all reasonable and necessary meetings called by Corporation to which Independent Contractor received reasonable notice.

<u>Additional Duties</u>

9.06. In addition to the accepted stories, Independent Contractor will help Creative Designer as necessary to keep her on track, keep her position, and retain her percentage.

Exhibit 6 (b)

End of Product Development Services and Comensation

9.07 If at the end of the Product Development Period, Corporation is successful and creating another curriculum, and Independent Contractor agrees to continue working for Corporation under a new contractual agreement, Independent Contractor shall receive and additional 15,000 shares of Corporation's Class A Common Stock.

If Project Fails

9.08. If, at the end of three years, this project has not succeeded, Corporation will return Independent Contractor's stories to Independent Contractor, along with the copyright. If, however, Independent Contractor succeeds in earning revenue from such stories, regardless of the future source, Cynthia Zimmerman shall be entitled to two percent (2%) of all revenue earned by Independent Contractor from such stories.

ARTICLE 10. EXECUTION

The below signed parties acknowledge they read and understood this Agreement, and by their execution accept it in all its particulars. This Agreement is executed on the date(s) specified below, in the County of Riverside, State of California, by the following parties:

Execution by Corporation

12-18-01
Date

[signature]
You First, Inc.
By Cynthia Scritchfield, President

Execution by Independent Contractor

12-18-01
Date

[signature]
Beverly Stephenson

Exhibit 6(b)

CONTRACT FOR INDEPENDENT CONTRACTOR SERVICES

This agreement for independent contracting services (hereafter referred to as the "Agreement") is made on _______________ between You First Inc, A California Corporation (hereafter referred to as "Corporation") and Chris Lyzwinski (hereafter referred to as "Independent Contractor").

ARTICLE 1. TERM OF CONTRACT

1.01. This Agreement shall become effective as of the date of its execution, and shall continue in effect until terminated pursuant this Agreement.

ARTICLE 2. SERVICES TO BE PERFORMED BY INDEPENDENT CONTRACTOR

Specific Services

2.01. Independent Contractor agrees to perform the services specified in Article 9. of this Agreement, *"Description of Services and Compensation Therefore"*.

Method of Performing Services

2.02. Independent Contractor shall determine the method, details, and means of performing the above-described services.

Status of Independent Contractor

2.03. Independent Contractor enters into this Agreement, and shall remain throughout the term of the Agreement, as an independent contractor, and not an employee of Corporation. Independent Contractor agrees that he/she is not and shall not become an employee, partner, agent, or principal of Corporation while this Agreement is in effect. Independent Contractor agrees he/she is not entitled to the rights or benefits afforded to Corporation's employees, including disability or unemployment insurance, workers' compensation, medical insurance, sick leave, or any other employment benefit. Independent Contractor is responsible for providing, at his/her own expense, disability, unemployment, and other insurance, workers' compensation, training, permits, and licenses for himself or herself and, if applicable, his/her employees and sub-independent contractors.

Payment of Income Taxes

2.04. Independent Contractor is responsible for paying when due all income taxes, including estimated taxes, incurred as a result of the compensation paid by Corporation to Independent Contractor for services under this Agreement. On request, Independent Contractor agrees to provide Corporation with proof of timely payment. Independent Contractor agrees to indemnify Corporation for any claims, costs, losses, fees, penalties, interest, or damages suffered by Corporation resulting from Independent Contractor's failure to comply with this provision.

Exhibit 6(c)

Use of Employees or Sub-Independent Contractors

2.05. Unless there is prior written agreement between the parties, Independent Contractor agrees that there shall be no other sub-independent contractors or employees working for him/her relative to the scope of services covered by this Agreement. Should the parties subsequently agree that Independent Contractor may use other sub-independent contractors or employees to perform the services required of Independent Contractor under this Agreement, Independent Contractor agrees that such sub-independent contractors or employees shall be maintained entirely at Independent Contractor's own expense, and Corporation shall not be responsible for the maintenance, control, direction, or supervision of Independent Contractor's sub-independent contractors or employees. Nothing in this section shall be construed to mean that Independent Contractor cannot work in conjunction with other independent contractors or employees of Corporation.

ARTICLE 3. COMPENSATION

Corporation Payment of Independent Contractor's Compensation

3.01. For services rendered under this Agreement, Corporation agrees to pay Independent Contractor according to Article 9. of this Agreement, "Description of Services and Compensation Therefore".

Payment of Expenses

3.02. Except as otherwise specifically authorized by Corporation, Independent Contractor shall be responsible for all expenses incurred by Independent Contractor in performing services under this Agreement.

ARTICLE 4. OTHER OBLIGATIONS OF INDEPENDENT CONTRACTOR

Non-Exclusive Relationship

4.01. Independent Contractor may represent, perform services for, and contract with as many additional Corporations, persons, or companies as Independent Contractor, in his/her sole discretion, sees fit.

Time and Place of Performing Work

4.02. Independent Contractor shall perform the services under this Agreement in the manner detailed in Article 9. of this Agreement, "Description of Services and Compensation Therefore".

Tools, Materials, and Equipment

4.03. Independent Contractor may supply the instruments, supplies, and equipment required to perform the services under this Agreement, but also may, as necessary, use the instruments, supplies, and equipment at Corporation's office.

Exhibit 6(c)

Workers' Compensation

4.04. Independent Contractor agrees to provide workers' compensation insurance for Independent Contractor's employees and agents, and agrees to hold harmless and indemnify Corporation for any and all claims arising out of any injury, disability, or death of any of Independent Contractor's employees or agents.

Insurance

4.05. Independent Contractor agrees to maintain a policy of insurance sufficient to cover any negligent act or omission committed by Independent Contractor or Independent Contractor's employees or agents during the performance of any duties under this Agreement. Independent Contractor further agrees to indemnify and hold Corporation harmless from any and all claims arising from any such negligent acts or omissions.

Independent Contractor's Qualifications

4.06. Independent Contractor, having sole discretion for the manner in which work under this Agreement shall be performed, represents that she has the qualifications and skills necessary to perform the services under this Agreement in a competent and professional manner without the advice or direction of Corporation. Therefore, failure by Independent Contractor to perform any of the services required under this Agreement shall constitute a material breach of the Agreement.

Indemnity

4.07. Independent Contractor agrees to indemnify, defend, and hold Corporation harmless from all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, attorneys' fees, and costs, that Corporation may incur as a result of a breach by Independent Contractor of any provision of this Agreement.

Assignment

4.08. Neither this Agreement nor any duties or obligations under this Agreement may be assigned by Independent Contractor without the prior written consent of Corporation.

ARTICLE 5. OTHER OBLIGATIONS OF CORPORATION

Cooperation of Corporation

5.01. Corporation agrees to comply with all reasonable requests of Independent Contractor that are necessary to the performance of Independent Contractor's duties under this Agreement.

Exhibit 6(c)

ARTICLE 6. TERMINATION OF AGREEMENT

Termination on Notice

6.01. Either party may terminate this Agreement at any time by giving thirty (30) days written notice to the other party.

Termination on Occurrence of Stated Events

6.02. This Agreement shall terminate automatically on the occurrence of any of the following events:

(a) Death of the Independent Contractor;

(b) Assignment of this Agreement by the Independent Contractor without the consent of the Corporation.

Termination for Default

6.03. If either party defaults in the performance of this Agreement or materially breaches any of its provisions, the non-breaching party may terminate this Agreement by giving written notification to the breaching party. Termination shall take effect immediately on receipt of notice by the breaching party, or five days after mailing of notice, whichever occurs first. For the purposes of this paragraph, material breach of this Agreement includes, but is not limited to, the following:

(a) Corporation's failure to pay Independent Contractor any compensation due within 30 days after written demand for payment.

(b) Independent Contractor's failure to complete the services specified in Article 9. of this Agreement, "Description of Services and Compensation Therefore".

(c) Corporation's material breach of any representation or Agreement contained in this Agreement.

(d) Independent Contractor's material breach of any representation or Agreement contained in this Agreement.

Agreement to Continue Unless Terminated as Stated Above

6.04. Unless this Agreement is terminated in a manner provided above, this Agreement shall continue in full force and effect.

ARTICLE 7. PROPRIETARY RIGHTS

Services Provided Pursuant to This Agreement

7.01. Except as provided for in Section 9.05 of this Agreement, Independent Contractor agrees that all compositions, copyrights, patents, trademarks and/or other information or items produced by Independent Contractor pursuant to this Agreement shall be assigned to Corporation as the sole and exclusive property of Corporation and/or Corporation's assigns, nominees, and successors (either via a "work for hire" or otherwise).

Confidential Information

7.02. Any written, printed, graphic, or electronically or magnetically recorded information furnished by Corporation for Independent Contractor's use are the sole property of Corporation. This proprietary information includes, but is not limited to, patient files, information concerning Corporation's employees, products, services, prices, operations, and subsidiaries. Independent Contractor shall keep this confidential information in the strictest confidence, and shall not disclose it by any means to any person except with Corporation's approval, and only to the extent necessary to perform the services under this Agreement. This prohibition also applies to Independent Contractor's employees, agents and sub-independent contractors. On termination of this Agreement, Independent Contractor shall return to Corporation any confidential information in Independent Contractor's possession.

Non-Solicitation

7.03. For a period of two years following the termination of this Agreement, Independent Contractor shall not solicit any client of Corporation that Independent Contractor became aware of as a result of performing services under this Agreement.

ARTICLE 8. GENERAL PROVISIONS

Notices

8.01. Any notices required to be given under this Agreement by either party to the other may be effected by personal delivery in writing or by mail, registered or certified, postage prepaid with return receipt requested. Mailed notices must be addressed to the parties at the addresses appearing in the introductory paragraph of this Agreement, but either party may change the address by giving written notice in accordance with this paragraph. Notices delivered personally shall be deemed communicated as of actual receipt; mailed notices will be deemed communicated as of the day of receipt or the fifth day after mailing, whichever occurs first.

Entire Agreement of the Parties

8.02. This Agreement supersedes any and all agreements, either oral or written, between the parties with respect to the rendering of services by Independent

Exhibit 6(c)

Contractor for Corporation, and contains all of the representations, covenants, and agreements between the parties with respect to the rendering of those services. Each party to this Agreement acknowledges that no representations, inducements, promises, or agreements, orally or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not contained in this Agreement, and that no other agreement, statement, or promise shall be valid or binding unless it is included within this Agreement. Any modification of this Agreement shall be effective only if it is in a writing signed by the party to be charged.

Partial Invalidity

8.03. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remaining provisions shall nevertheless continue in full force and effect without being impaired or invalidated in any way.

Payment of Monies Due Deceased Independent Contractor

8.04. If Independent Contractor dies before completing the services under this Agreement, any monies due Independent Contractor from Corporation under this Agreement as of the date of death shall be paid to the Independent Contractor's executors, administrators, heirs, personal representatives, successors, and/or assigns.

Arbitration

8.05. Any controversy between the parties to this Agreement involving the construction or application of any of the terms, covenants, or conditions of this Agreement shall, on the written request of one party served on the other, be submitted to binding arbitration. The arbitration shall comply with and be governed by the provisions of the California Arbitration Act, Sections 1280 through 1294.2 of the California Code of Civil Procedure, except that discovery shall be allowed to the full extent as that allowed in a Superior Court Civil Action. The parties shall select a third impartial arbitrator whose decision will be final and conclusive on both parties. Each party shall bear there own expense in such arbitration, except that the arbitrator shall be allowed to award costs to the prevailing party and reasonable attorneys fees shall be allowed as an element of costs.

Attorneys' Fees

8.07. If any arbitration or formal legal action, including an action for declaratory relief, is brought to enforce or interpret the provisions of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, which may be set by the court (or arbitrator) in the same action or in a separate action brought for that purpose. This shall be in addition to any other relief to which either party may be entitled.

Governing Law

8.08. This Agreement will be governed by and construed in accordance with

Exhibit 6(c)

the laws of the State of California.

ARTICLE 9. DESCRIPTION OF SERVICES AND COMPENSATION THEREFORE

Initial Financial Compensation

9.01. In return for Independent Contractor writing, and Corporation accepting, the curriculum and Instructor's Guide for the initial 12 stories (six for Courtesy and six for Character) by February 28, 2002, Corporation shall pay Independent Contractor $25 per hour (for a maximum of 50 hours per month) through February, 2002.

Financial Compensation Subject to Reg-A

9.02. Subject to:

(a) Corporation's financial capacity to continue funding the project, which will be determined at Corporation's sole discretion, and

(b) Independent Contractor's successful meeting of schedule and performance deadlines detailed in Section 9.03 and meeting the additional duties of 9.04, and

(c) Independent Contractor's successful adherence with all other requirements of this Agreement,

Corporation shall also pay Independent Contractor $25 per hour beginning in March, 2002, and continuing through the Product Development period.

Performance Deadlines

9.03. The following curriculum and Instructor's Guide deadlines are required to be met by Independent Contractor in order for Independent Contractor to qualify for the compensation to be paid by Corporation pursuant to sections 9.01 and 9.02 of this Agreement:

1. "You are a Treasure" (Home/Respect for Others - Personal Picture Page - TeamWork - Self-Esteem) shall be finished in March, 2002.

2. "You are a Treasure" (Appreciate Ethnic Backgrounds - Your Life) "Social Graces" (Telephone Etiquette - Elevator Etiquette) shall be finished in April, 2002.

3. "Social Graces" (Bathroom Etiquette - Cutting in Line - Pointing & Laughing/ Offensive Gestures - Anger Control) shall be finished in May, 2002.

4. "Assemblies" (Eyes Open, Mouth Closed - Clap Now? - Plays, Movies & More - Here Comes the Bride) shall be finished in June, 2002.

5. "Assemblies" (National Anthem - Who is on Stage) "Reach for the Stars" (Stealing, Borrowing & Purchasing - Integrity) shall be finished in July, 2002.

Exhibit 6(c)

6."Reach for the Stars" (Litterbug & Graffiti - People with Special Needs - Pets - Places of Work) shall be finished in August, 2002.

7. "Personal Dress Code" (Clean Clothes - Inside Out - School, Special Occasions, and Out to Play - Hair) shall be finished in September, 2002.

8. "Personal Dress Code" (Teeth, Nails and All the Rest - Squeaky Clean) "Table Manners" (Do's & Don'ts with Mouth Full - Passing not Reaching) shall be finished in October, 2002.

9. "Table Manners" (Napkin versus the Sleeve - What is all this Silverware? - Practice Place Setting - Out to Eat) shall be finished in November, 2002.

Independent Contractor agrees that time is of the essence and failure to meet any deadline noted above or elsewhere in this Agreement is itself a material breach. Therefore, the deadlines imposed in this Agreement relative to payment of compensation shall be strictly construed. However, Independent Contractor shall not be penalized for failure to meet the above referenced deadlines if such failure was due to others failing to provide Independent Contractor with the information necessary to produce the curriculum and Instructor's Guide.

Additional Duties

9.04. Independent Contractor also agrees to:

(a) Attend all reasonable and necessary meetings called by Corporation to which Independent Contractor received reasonable notice;

(b) Interface as necessary with the publishers of the curriculum and Instructor's Guide;

If Project Fails

9.05. If, at the end of three years, this project has not succeeded, Corporation will return Independent Contractor's curriculum and Instructor's Guide to Independent Contractor, along with any applicable copyright. If, however, Independent Contractor succeeds in earning revenue from such curriculum and Instructor's Guide, regardless of the future source, Cynthia Zimmerman shall be entitled to two percent (2%) of all revenue earned by Independent Contractor from such curriculum and Instructor's Guide.

ARTICLE 10. EXECUTION

The below signed parties acknowledge they read and understood this Agreement, and by their execution accept it in all its particulars. This Agreement is executed on the date(s) specified below, in the County of Riverside, State of

Exhibit 6(c)

California, by the following parties:

Execution by Corporation

1-10-02
Date

You First, Inc.
By Cynthia Scritchfield, President

Execution by Independent Contractor

1-10-02
Date

Chris Lyzwinski

Exhibit 6(c)

CONTRACT FOR INDEPENDENT CONTRACTOR SERVICES

This agreement for independent contracting services (hereafter referred to as the "Agreement") is made on ______________ between You First Inc, A California Corporation (hereafter referred to as "Corporation") and Clara Combs (hereafter referred to as "Independent Contractor").

ARTICLE 1. TERM OF CONTRACT

1.01. This Agreement shall become effective as of the date of its execution, and shall continue in effect until terminated pursuant this Agreement.

ARTICLE 2. SERVICES TO BE PERFORMED BY INDEPENDENT CONTRACTOR

Specific Services

2.01. Independent Contractor agrees to perform the services specified in Article 9. of this Agreement, "Description of Services and Compensation Therefore".

Method of Performing Services

2.02. Independent Contractor shall determine the method, details, and means of performing the above-described services.

Status of Independent Contractor

2.03. Independent Contractor enters into this Agreement, and shall remain throughout the term of the Agreement, as an independent contractor, and not an employee of Corporation. Independent Contractor agrees that he/she is not and shall not become an employee, partner, agent, or principal of Corporation while this Agreement is in effect. Independent Contractor agrees he/she is not entitled to the rights or benefits afforded to Corporation's employees, including disability or unemployment insurance, workers' compensation, medical insurance, sick leave, or any other employment benefit. Independent Contractor is responsible for providing, at his/her own expense, disability, unemployment, and other insurance, workers' compensation, training, permits, and licenses for himself or herself and, if applicable, his/her employees and sub-independent contractors.

Payment of Income Taxes

2.04. Independent Contractor is responsible for paying when due all income taxes, including estimated taxes, incurred as a result of the compensation paid by Corporation to Independent Contractor for services under this Agreement. On request, Independent Contractor agrees to provide Corporation with proof of timely payment. Independent Contractor agrees to indemnify Corporation for any claims, costs, losses, fees, penalties, interest, or damages suffered by Corporation resulting from Independent Contractor's failure to comply with this provision.

Exhibit 6(d)

Use of Employees or Sub-Independent Contractors

2.05. Unless there is prior written agreement between the parties, Independent Contractor agrees that there shall be no other sub-independent contractors or employees working for him/her relative to the scope of services covered by this Agreement. Should the parties subsequently agree that Independent Contractor may use other sub-independent contractors or employees to perform the services required of Independent Contractor under this Agreement, Independent Contractor agrees that such sub-independent contractors or employees shall be maintained entirely at Independent Contractor's own expense, and Corporation shall not be responsible for the maintenance, control, direction, or supervision of Independent Contractor's sub-independent contractors or employees. Nothing in this section shall be construed to mean that Independent Contractor cannot work in conjunction with other independent contractors or employees of Corporation.

ARTICLE 3. COMPENSATION

Corporation Payment of Independent Contractor's Compensation

3.01. For services rendered under this Agreement, Corporation agrees to pay Independent Contractor according to Article 9. of this Agreement, "Description of Services and Compensation Therefore".

Payment of Expenses

3.02. Except as otherwise specifically authorized by Corporation, Independent Contractor shall be responsible for all expenses incurred by Independent Contractor in performing services under this Agreement.

ARTICLE 4. OTHER OBLIGATIONS OF INDEPENDENT CONTRACTOR

Non-Exclusive Relationship

4.01. Independent Contractor may represent, perform services for, and contract with as many additional Corporations, persons, or companies as Independent Contractor, in his/her sole discretion, sees fit.

Time and Place of Performing Work

4.02. Independent Contractor shall perform the services under this Agreement in the manner detailed in Article 9. of this Agreement, "Description of Services and Compensation Therefore".

Tools, Materials, and Equipment

4.03. Independent Contractor may supply the instruments, supplies, and equipment required to perform the services under this Agreement, but also may, as necessary, use the instruments, supplies, and equipment at Corporation's office.

Workers' Compensation

4.04. Independent Contractor agrees to provide workers' compensation insurance for Independent Contractor's employees and agents, and agrees to hold harmless and indemnify Corporation for any and all claims arising out of any injury, disability, or death of any of Independent Contractor's employees or agents.

Insurance

4.05. Independent Contractor agrees to maintain a policy of insurance sufficient to cover any negligent act or omission committed by Independent Contractor or Independent Contractor's employees or agents during the performance of any duties under this Agreement. Independent Contractor further agrees to indemnify and hold Corporation harmless from any and all claims arising from any such negligent acts or omissions.

Independent Contractor's Qualifications

4.06. Independent Contractor, having sole discretion for the manner in which work under this Agreement shall be performed, represents that she has the qualifications and skills necessary to perform the services under this Agreement in a competent and professional manner without the advice or direction of Corporation. Therefore, failure by Independent Contractor to perform any of the services required under this Agreement shall constitute a material breach of the Agreement.

Indemnity

4.07. Independent Contractor agrees to indemnify, defend, and hold Corporation harmless from all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, attorneys' fees, and costs, that Corporation may incur as a result of a breach by Independent Contractor of any provision of this Agreement.

Assignment

4.08. Neither this Agreement nor any duties or obligations under this Agreement may be assigned by Independent Contractor without the prior written consent of Corporation.

ARTICLE 5. OTHER OBLIGATIONS OF CORPORATION

Cooperation of Corporation

5.01. Corporation agrees to comply with all reasonable requests of Independent Contractor that are necessary to the performance of Independent Contractor's duties under this Agreement.

ARTICLE 6. TERMINATION OF AGREEMENT

Termination on Notice

6.01. Either party may terminate this Agreement at any time by giving thirty (30) days written notice to the other party.

Termination on Occurrence of Stated Events

6.02. This Agreement shall terminate automatically on the occurrence of any of the following events:

(a) Death of the Independent Contractor;

(b) Assignment of this Agreement by the Independent Contractor without the consent of the Corporation.

Termination for Default

6.03. If either party defaults in the performance of this Agreement or materially breaches any of its provisions, the non-breaching party may terminate this Agreement by giving written notification to the breaching party. Termination shall take effect immediately on receipt of notice by the breaching party, or five days after mailing of notice, whichever occurs first. For the purposes of this paragraph, material breach of this Agreement includes, but is not limited to, the following:

(a) Corporation's failure to pay Independent Contractor any compensation due within 30 days after written demand for payment.

(b) Independent Contractor's failure to complete the services specified in Article 9. of this Agreement, "Description of Services and Compensation Therefore".

(c) Corporation's material breach of any representation or Agreement contained in this Agreement.

(d) Independent Contractor's material breach of any representation or Agreement contained in this Agreement.

Agreement to Continue Unless Terminated as Stated Above

6.04. Unless this Agreement is terminated in a manner provided above, this Agreement shall continue in full force and effect.

Exhibit 6(d)

ARTICLE 7. PROPRIETARY RIGHTS

Services Provided Pursuant to This Agreement

7.01. Independent Contractor agrees that applicable creations, compositions, copyrights, patents, trademarks and/or other information or items produced by Independent Contractor pursuant to this Agreement shall be assigned to Corporation as the sole and exclusive property of Corporation and/or Corporation's assigns, nominees, and successors (either via a "work for hire" or otherwise).

Confidential Information

7.02. Any written, printed, graphic, or electronically or magnetically recorded information furnished by Corporation for Independent Contractor's use are the sole property of Corporation. This proprietary information includes, but is not limited to, patient files, information concerning Corporation's employees, products, services, prices, operations, and subsidiaries. Independent Contractor shall keep this confidential information in the strictest confidence, and shall not disclose it by any means to any person except with Corporation's approval, and only to the extent necessary to perform the services under this Agreement. This prohibition also applies to Independent Contractor's employees, agents and sub-independent contractors. On termination of this Agreement, Independent Contractor shall return to Corporation any confidential information in Independent Contractor's possession.

Non-Solicitation

7.03. For a period of two years following the termination of this Agreement, Independent Contractor shall not solicit any client of Corporation that Independent Contractor became aware of as a result of performing services under this Agreement.

ARTICLE 8. GENERAL PROVISIONS

Notices

8.01. Any notices required to be given under this Agreement by either party to the other may be effected by personal delivery in writing or by mail, registered or certified, postage prepaid with return receipt requested. Mailed notices must be addressed to the parties at the addresses appearing in the introductory paragraph of this Agreement, but either party may change the address by giving written notice in accordance with this paragraph. Notices delivered personally shall be deemed communicated as of actual receipt; mailed notices will be deemed communicated as of the day of receipt or the fifth day after mailing, whichever occurs first.

Entire Agreement of the Parties

8.02. This Agreement supersedes any and all agreements, either oral or written, between the parties with respect to the rendering of services by Independent Contractor for Corporation, and contains all of the representations, covenants, and

Exhibit 6(d)

agreements between the parties with respect to the rendering of those services. Each party to this Agreement acknowledges that no representations, inducements, promises, or agreements, orally or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not contained in this Agreement, and that no other agreement, statement, or promise shall be valid or binding unless it is included within this Agreement. Any modification of this Agreement shall be effective only if it is in a writing signed by the party to be charged.

Partial Invalidity

8.03. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remaining provisions shall nevertheless continue in full force and effect without being impaired or invalidated in any way.

Payment of Monies Due Deceased Independent Contractor

8.04. If Independent Contractor dies before completing the services under this Agreement, any monies due Independent Contractor from Corporation under this Agreement as of the date of death shall be paid to the Independent Contractor's executors, administrators, heirs, personal representatives, successors, and/or assigns.

Arbitration

8.05. Any controversy between the parties to this Agreement involving the construction or application of any of the terms, covenants, or conditions of this Agreement shall, on the written request of one party served on the other, be submitted to binding arbitration. The arbitration shall comply with and be governed by the provisions of the California Arbitration Act, Sections 1280 through 1294.2 of the California Code of Civil Procedure, except that discovery shall be allowed to the full extent as that allowed in a Superior Court Civil Action. The parties shall select a third impartial arbitrator whose decision will be final and conclusive on both parties. Each party shall bear there own expense in such arbitration, except that the arbitrator shall be allowed to award costs to the prevailing party and reasonable attorneys fees shall be allowed as an element of costs.

Attorneys' Fees

8.07. If any arbitration or formal legal action, including an action for declaratory relief, is brought to enforce or interpret the provisions of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, which may be set by the court (or arbitrator) in the same action or in a separate action brought for that purpose. This shall be in addition to any other relief to which either party may be entitled.

Governing Law

8.08. This Agreement will be governed by and construed in accordance with the laws of the State of California.

Exhibit 6(d)

ARTICLE 9. DESCRIPTION OF SERVICES AND COMPENSATION THEREFORE

Financial Compensation Subject to Commission Sales

9.01. Independent Contractor shall be paid the following for sales of Corporation's product:

(a) Ten Percent (10%) of the gross dollars received by Corporation in sales revenue that is generated by Independent Contractor's sales to the first 50 schools (i.e. schools 1-50) that average at least 25 students per class and purchase the initial 48 week curriculum program;

(b) Seven Percent (7%) of the gross dollars received by Corporation in sales revenue that is generated by Independent Contractor's sales to the next 50 schools (i.e. schools 51-100) that average at least 25 students per class and purchase the initial 48 week curriculum program;

(c) Four Percent (4%) of the gross dollars received by Corporation in sales revenue that is generated by Independent Contractor's sales to any subsequent schools (i.e. schools 101 and above) that average at least 25 students per class and purchase the initial 48 week curriculum program;

(d) In addition to the compensation for the initial sales noted above, Corporation shall also pay Independent Contractor commissions for any subsequent re-sales to schools who have already purchased the initial 48 week curriculum program. To the extent any such re-sales occur, Corporation shall pay Independent Contractor the following percentage of sales revenue as commissions:

1. Five Percent (5%) of the revenue received from the sale of a full re-sale curriculum to each of the first 50 schools (i.e. schools 1-50) that purchase a full re-sale curriculum;

2. Three and One-Half Percent (3.5%) of the revenue received from the sale of a full re-sale curriculum to each of the next 50 schools (i.e. schools 51-100) that purchase a full re-sale curriculum;

3. Two Percent (2%) of the revenue received from the sale of a full re-sale curriculum to each subsequent school (i.e. schools 101 and above) that purchase a full re-sale curriculum;

Potential Stock Compensation Based Upon Sales Performance

9.02. In addition to the financial compensation via sales commissions listed in section 9.01 above, upon completion of a marketable product, Corporation shall also pay Independent Contractor shares of its Class A Common Stock subject to the following performance requirements:

(a) In the first month after a marketable product is available for sale, Corporation shall pay Independent Contractor 10,000 shares if Independent Contractor sells the initial 48 week curriculum program to 50 or more schools during that month:

(b) In the second month after a marketable product is available for sale, Corporation shall pay Independent Contractor 10,000 shares if Independent Contractor sells the initial 48 week curriculum program to 50 or more schools during that month;

(c) In the third month after a marketable product is available for sale, Corporation shall pay Independent Contractor 10,000 shares if Independent Contractor sells the initial 48 week curriculum program to 50 or more schools during that month;

(d) In the fourth month after a marketable product is available for sale, Corporation shall pay Independent Contractor 10,000 shares if Independent Contractor sells the initial 48 week curriculum program to 100 or more schools during that month;

(e) In the fifth month after a marketable product is available for sale, Corporation shall pay Independent Contractor 10,000 shares if Independent Contractor sells the initial 48 week curriculum program to 100 or more schools during that month:

(f) In the sixth month after a marketable product is available for sale, Corporation shall pay Independent Contractor 10,000 shares if Independent Contractor sells the initial 48 week curriculum program to 100 or more schools during that month;

Estimated Retail Price Per Student for Educational Curriculum

9.03. Corporation and Independent Contractor agree that it is estimated that the range of the retail price-per-student sale price of the above referenced curriculum is between $50.00 per student to $70.00 per student. It is also acknowledged that Corporation may change the curriculum price at it owns discretion.

End of Product Development Services and Compensation

9.04. If at the end of the Product Development Period, Corporation is successful and creating another curriculum, and Independent Contractor agrees to continue working for Corporation under a new contractual agreement, Independent Contractor shall receive and additional 15,000 shares of Corporation's Class A Common Stock.

Additional Duties

9.05. In addition to the performance requirements listed above, Independent's Contractor's compensation shall be subject to Independent Contractor creation / performance of the following requirements and Corporation's acceptance thereof:

Exhibit 6(d)

A. Accompany Cynthia Scritchfield to sales and marketing meetings as necessary;

B. Attend all reasonable and necessary meetings called by Corporation to which Independent Contractor receives reasonable notice.

ARTICLE 10. EXECUTION

The below signed parties acknowledge they read and understood this Agreement, and by their execution accept it in all its particulars. This Agreement is executed on the date(s) specified below, in the County of Riverside, State of California, by the following parties:

Execution by Corporation

1-10-02
Date

You First, Inc.
By Cynthia Scritchfield, President

Execution by Independent Contractor

1-10-02
Date

Clara Combs

Exhibit 6(d)

CONTRACT FOR INDEPENDENT CONTRACTOR SERVICES

This agreement for independent contracting services (hereafter referred to as the "Agreement") is made on ______________ between You First Inc, A California Corporation (hereafter referred to as "Corporation") and Joy DeGuzman (hereafter referred to as "Independent Contractor").

ARTICLE 1. TERM OF CONTRACT

1.01. This Agreement shall become effective as of the date of its execution, and shall continue in effect until terminated pursuant this Agreement.

ARTICLE 2. SERVICES TO BE PERFORMED BY INDEPENDENT CONTRACTOR

Specific Services

2.01. Independent Contractor agrees to perform the services specified in Article 9. of this Agreement, "Description of Services and Compensation Therefore".

Method of Performing Services

2.02. Independent Contractor shall determine the method, details, and means of performing the above-described services.

Status of Independent Contractor

2.03. Independent Contractor enters into this Agreement, and shall remain throughout the term of the Agreement, as an independent contractor, and not an employee of Corporation. Independent Contractor agrees that he/she is not and shall not become an employee, partner, agent, or principal of Corporation while this Agreement is in effect. Independent Contractor agrees he/she is not entitled to the rights or benefits afforded to Corporation's employees, including disability or unemployment insurance, workers' compensation, medical insurance, sick leave, or any other employment benefit. Independent Contractor is responsible for providing, at his/her own expense, disability, unemployment, and other insurance, workers' compensation, training, permits, and licenses for himself or herself and, if applicable, his/her employees and sub-independent contractors.

Payment of Income Taxes

2.04. Independent Contractor is responsible for paying when due all income taxes, including estimated taxes, incurred as a result of the compensation paid by Corporation to Independent Contractor for services under this Agreement. On request, Independent Contractor agrees to provide Corporation with proof of timely payment. Independent Contractor agrees to indemnify Corporation for any claims, costs, losses, fees, penalties, interest, or damages suffered by Corporation resulting from Independent Contractor's failure to comply with this provision.

Use of Employees or Sub-Independent Contractors
2.05. Unless there is prior written agreement between the parties, Independent Contractor agrees that there shall be no other sub-independent contractors or employees working for him/her relative to the scope of services covered by this Agreement. Should the parties subsequently agree that Independent Contractor may use other sub-independent contractors or employees to perform the services required of Independent Contractor under this Agreement, Independent Contractor agrees that such sub-independent contractors or employees shall be maintained entirely at Independent Contractor's own expense, and Corporation shall not be responsible for the maintenance, control, direction, or supervision of Independent Contractor's sub-independent contractors or employees. Nothing in this section shall be construed to mean that Independent Contractor cannot work in conjunction with other independent contractors or employees of Corporation.

ARTICLE 3. COMPENSATION

Corporation Payment of Independent Contractor's Compensation
3.01. For services rendered under this Agreement, Corporation agrees to pay Independent Contractor according to Article 9. of this Agreement, "Description of Services and Compensation Therefore".

Payment of Expenses
3.02. Except as otherwise specifically authorized by Corporation, Independent Contractor shall be responsible for all expenses incurred by Independent Contractor in performing services under this Agreement.

ARTICLE 4. OTHER OBLIGATIONS OF INDEPENDENT CONTRACTOR

Non-Exclusive Relationship
4.01. Independent Contractor may represent, perform services for, and contract with as many additional Corporations, persons, or companies as Independent Contractor, in his/her sole discretion, sees fit.

Time and Place of Performing Work
4.02. Independent Contractor shall perform the services under this Agreement in the manner detailed in Article 9. of this Agreement, "Description of Services and Compensation Therefore".

Tools, Materials, and Equipment
4.03. Independent Contractor may supply the instruments, supplies, and equipment required to perform the services under this Agreement, but also may, as necessary, use the instruments, supplies, and equipment at Corporation's office.

Exhibit 6(e)

Workers' Compensation

4.04. Independent Contractor agrees to provide workers' compensation insurance for Independent Contractor's employees and agents, and agrees to hold harmless and indemnify Corporation for any and all claims arising out of any injury, disability, or death of any of Independent Contractor's employees or agents.

Insurance

4.05. Independent Contractor agrees to maintain a policy of insurance sufficient to cover any negligent act or omission committed by Independent Contractor or Independent Contractor's employees or agents during the performance of any duties under this Agreement. Independent Contractor further agrees to indemnify and hold Corporation harmless from any and all claims arising from any such negligent acts or omissions.

Independent Contractor's Qualifications

4.06. Independent Contractor, having sole discretion for the manner in which work under this Agreement shall be performed, represents that she has the qualifications and skills necessary to perform the services under this Agreement in a competent and professional manner without the advice or direction of Corporation. Therefore, failure by Independent Contractor to perform any of the services required under this Agreement shall constitute a material breach of the Agreement.

Indemnity

4.07. Independent Contractor agrees to indemnify, defend, and hold Corporation harmless from all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, attorneys' fees, and costs, that Corporation may incur as a result of a breach by Independent Contractor of any provision of this Agreement.

Assignment

4.08. Neither this Agreement nor any duties or obligations under this Agreement may be assigned by Independent Contractor without the prior written consent of Corporation.

ARTICLE 5. OTHER OBLIGATIONS OF CORPORATION

Cooperation of Corporation

5.01. Corporation agrees to comply with all reasonable requests of Independent Contractor that are necessary to the performance of Independent Contractor's duties under this Agreement.

ARTICLE 6. TERMINATION OF AGREEMENT

Termination on Notice

6.01. Either party may terminate this Agreement at any time by giving thirty (30) days written notice to the other party.

Termination on Occurrence of Stated Events

6.02. This Agreement shall terminate automatically on the occurrence of any of the following events:

(a) Death of the Independent Contractor;

(b) Assignment of this Agreement by the Independent Contractor without the consent of the Corporation.

Termination for Default

6.03. If either party defaults in the performance of this Agreement or materially breaches any of its provisions, the non-breaching party may terminate this Agreement by giving written notification to the breaching party. Termination shall take effect immediately on receipt of notice by the breaching party, or five days after mailing of notice, whichever occurs first. For the purposes of this paragraph, material breach of this Agreement includes, but is not limited to, the following:

(a) Corporation's failure to pay Independent Contractor any compensation due within 30 days after written demand for payment.

(b) Independent Contractor's failure to complete the services specified in Article 9. of this Agreement, "Description of Services and Compensation Therefore".

(c) Corporation's material breach of any representation or Agreement contained in this Agreement.

(d) Independent Contractor's material breach of any representation or Agreement contained in this Agreement.

Agreement to Continue Unless Terminated as Stated Above

6.04. Unless this Agreement is terminated in a manner provided above, this Agreement shall continue in full force and effect.

Exhibit 6(e)

ARTICLE 7. PROPRIETARY RIGHTS

Services Provided Pursuant to This Agreement

7.01. Independent Contractor agrees that all audio and video/DVD design / creation, compositions, copyrights, patents, trademarks and/or other information or items produced by Independent Contractor pursuant to this Agreement shall be assigned to Corporation as the sole and exclusive property of Corporation and/or Corporation's assigns, nominees, and successors (either via a "work for hire" or otherwise).

Confidential Information

7.02. Any written, printed, graphic, or electronically or magnetically recorded information furnished by Corporation for Independent Contractor's use are the sole property of Corporation. This proprietary information includes, but is not limited to, patient files, information concerning Corporation's employees, products, services, prices, operations, and subsidiaries. Independent Contractor shall keep this confidential *information in the strictest confidence, and shall not disclose it by any means to any* person except with Corporation's approval, and only to the extent necessary to perform the services under this Agreement. This prohibition also applies to Independent Contractor's employees, agents and sub-independent contractors. On termination of this Agreement, Independent Contractor shall return to Corporation any confidential information in Independent Contractor's possession.

Non-Solicitation

7.03. For a period of two years following the termination of this Agreement, Independent Contractor shall not solicit any client of Corporation that Independent Contractor became aware of as a result of performing services under this Agreement.

ARTICLE 8. GENERAL PROVISIONS

Notices

8.01. Any notices required to be given under this Agreement by either party to the other may be effected by personal delivery in writing or by mail, registered or certified, postage prepaid with return receipt requested. Mailed notices must be addressed to the parties at the addresses appearing in the introductory paragraph of this Agreement, but either party may change the address by giving written notice in accordance with this paragraph. Notices delivered personally shall be deemed communicated as of actual receipt; mailed notices will be deemed communicated as of the day of receipt or the fifth day after mailing, whichever occurs first.

Entire Agreement of the Parties

8.02. This Agreement supersedes any and all agreements, either oral or written, between the parties with respect to the rendering of services by Independent

Contractor for Corporation, and contains all of the representations, covenants, and agreements between the parties with respect to the rendering of those services. Each party to this Agreement acknowledges that no representations, inducements, promises, or agreements, orally or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not contained in this Agreement, and that no other agreement, statement, or promise shall be valid or binding unless it is included within this Agreement. Any modification of this Agreement shall be effective only if it is in a writing signed by the party to be charged.

Partial Invalidity

8.03. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remaining provisions shall nevertheless continue in full force and effect without being impaired or invalidated in any way.

Payment of Monies Due Deceased Independent Contractor

8.04. If Independent Contractor dies before completing the services under this Agreement, any monies due Independent Contractor from Corporation under this Agreement as of the date of death shall be paid to the Independent Contractor's executors, administrators, heirs, personal representatives, successors, and/or assigns.

Arbitration

8.05. Any controversy between the parties to this Agreement involving the construction or application of any of the terms, covenants, or conditions of this Agreement shall, on the written request of one party served on the other, be submitted to binding arbitration. The arbitration shall comply with and be governed by the provisions of the California Arbitration Act, Sections 1280 through 1294.2 of the California Code of Civil Procedure, except that discovery shall be allowed to the full extent as that allowed in a Superior Court Civil Action. The parties shall select a third impartial arbitrator whose decision will be final and conclusive on both parties. Each party shall bear there own expense in such arbitration, except that the arbitrator shall be allowed to award costs to the prevailing party and reasonable attorneys fees shall be allowed as an element of costs.

Attorneys' Fees

8.07. If any arbitration or formal legal action, including an action for declaratory relief, is brought to enforce or interpret the provisions of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, which may be set by the court (or arbitrator) in the same action or in a separate action brought for that purpose. This shall be in addition to any other relief to which either party may be entitled.

Governing Law

8.08. This Agreement will be governed by and construed in accordance with

Exhibit 6(e)

the laws of the State of California.

ARTICLE 9. DESCRIPTION OF SERVICES AND COMPENSATION THEREFORE

Initial Stock Compensation

9.01. In return for Corporation's acceptance of Independent Contractor's audio and video/DVD design / creation of the initial 12 stories (six for Courtesy and six for Character) by January 31, 2002, Corporation shall pay Independent Contractor 30,000 shares of Corporation's Class A Common Stock.

Initial Financial Compensation

9.02. In return for Corporation's acceptance of Independent Contractor's audio and video/DVD design / creation of the initial 12 stories (six for Courtesy and six for Character) by January 31, 2002, Corporation shall pay Independent Contractor a stipend of $10 per hour for 50 hours each month (i.e. a total of $500 per month) beginning in January 2002, and continuing through October, 2002.

Financial Compensation Subject to Reg-A

9.03. Subject to Corporation receiving$1,000,000 from any successful stock offering, and subject to Independent Contractor's successful completion of all other requirements of this Agreement, Corporation shall also pay Independent Contractor $888.89 for Independent Contractor's successful and timely completion of the audio and video/DVD design / creation for each of the numbered items listed in section 9.05, subject to the following. Out of the first $250,000 Corporation receives, Corporation shall pay Independent Contractor up to $3,000. Out of the next $250,000 Corporation receives (i.e. $500,000 total), Corporation shall pay Independent Contractor up to another $3,000 (i.e. a total of up to $6,000). Out of the next $250,000 Corporation receives (i.e. $750,000 total), Corporation shall pay Independent Contractor up to another $2,000 (i.e. a total of up to $8,000). If Corporation does not raise $750,000, but still moves forward, then Independent Contractor's final payment shall come from Corporation if Corporation receives $750,000 from any combination of revenue and capital investment. For the compensation of this section to be effective, the schedule and performance deadlines detailed in Section 9.05 and the additional duties of 9.06 must be met.

Further Potential Stock Compensation

9.04. Subject to Independent Contractor's successful completion of each performance deadline listed in Section 9.05, as well as successful completion of the additional duties listed in section 9.06 by October, 2002. Corporation shall pay Independent Contractor 3,333 shares of Corporation's Class A Common Stock as a bonus for completing each deadline listed in Section 9.05 (up to a total of 30,000 additional bonus shares if the entire schedule is met), as long as the requirements of section 9.06 are also being met.

Performance Deadlines

9.05. The following audio and video/DVD design / creation deadlines are required to be met by Independent Contractor in order to qualify for the compensation listed in Sections Section 9.03 and 9.04 to be paid by Corporation pursuant to this Agreement:

1. "You are a Treasure" (Home/Respect for Others - Personal Picture Page - TeamWork - Self-Esteem) shall be finished in February, 2002.

2. "You are a Treasure" (Appreciate Ethnic Backgrounds - Your Life) "Social Graces" (Telephone Etiquette - Elevator Etiquette) shall be finished in March, 2002.

3. "Social Graces" (Bathroom Etiquette - Cutting in Line - Pointing & Laughing/ Offensive Gestures - Anger Control) shall be finished in April, 2002.

4. "Assemblies" (Eyes Open, Mouth Closed - Clap Now? - Plays, Movies & More - Here Comes the Bride) shall be finished in May, 2002.

5. "Assemblies" (National Anthem - Who is on Stage) "Reach for the Stars" (Stealing, Borrowing & Purchasing - Integrity) shall be finished in June, 2002.

6. "Reach for the Stars" (Litterbug & Graffiti - People with Special Needs - Pets - Places of Work) shall be finished in July, 2002.

7. "Personal Dress Code" (Clean Clothes - Inside Out - School, Special Occasions, and Out to Play - Hair) shall be finished in August, 2002.

8. "Personal Dress Code" (Teeth, Nails and All the Rest - Squeaky Clean) "Table Manners" (Do's & Don'ts with Mouth Full - Passing not Reaching) shall be finished in September, 2002.

9. "Table Manners" (Napkin versus the Sleeve - What is all this Silverware? - Practice Place Setting - Out to Eat) shall be finished in October, 2002.

Independent Contractor agrees that time is of the essence and failure to meet any deadline noted above or elsewhere in this Agreement is itself a material breach. Therefore, the deadlines imposed in this Agreement relative to payment of compensation shall be strictly construed. However, Independent Contractor shall not be penalized for failure to meet the above referenced deadlines if such failure was due to others failing to provide Independent Contractor with the information necessary to write such stories.

Additional Duties

9.06. In addition to the performance requirements listed above, Independent's

Exhibit 6(e)

Contractor's compensation shall be subject to Independent Contractor creation / performance of the following requirements and Corporation's acceptance thereof:

A. Interface as necessary with Group 1 Productions for video/DVD production;
B. Interface with other designers as necessary;
C. Attend all reasonable and necessary meetings called by Corporation to which Independent Contractor receives reasonable notice.

End of Product Development Services and Compensation

9.07 If at the end of the Product Development Period, Corporation is successful and creating another curriculum, and Independent Contractor agrees to continue working for Corporation under a new contractual agreement, Independent Contractor shall receive and additional 15,000 shares of Corporation's Class A Common Stock.

ARTICLE 10. EXECUTION

The below signed parties acknowledge they read and understood this Agreement, and by their execution accept it in all its particulars. This Agreement is executed on the date(s) specified below, in the County of Riverside, State of California, by the following parties:

Execution by Corporation

1-9-02
Date

You First, Inc.
By Cynthia Scritchfield, President

Execution by Independent Contractor

1-14-02
Date

Joy DeGuzman

Exhibit 6(e)

CONTRACT FOR INDEPENDENT CONTRACTOR SERVICES

This agreement for independent contracting services (hereafter referred to as the "Agreement") is made on ______________ between You First Inc, A California Corporation (hereafter referred to as "Corporation") and Anne York (hereafter referred to as "Independent Contractor").

ARTICLE 1. TERM OF CONTRACT

1.01. This Agreement shall become effective as of the date of its execution, and shall continue in effect until terminated pursuant this Agreement.

ARTICLE 2. SERVICES TO BE PERFORMED BY INDEPENDENT CONTRACTOR

Specific Services

2.01. Independent Contractor agrees to perform the services specified in Article 9. of this Agreement, "Description of Services and Compensation Therefore".

Method of Performing Services

2.02. Independent Contractor shall determine the method, details, and means of performing the above-described services.

Status of Independent Contractor

2.03. Independent Contractor enters into this Agreement, and shall remain throughout the term of the Agreement, as an independent contractor, and not an employee of Corporation. Independent Contractor agrees that he/she is not and shall not become an employee, partner, agent, or principal of Corporation while this Agreement is in effect. Independent Contractor agrees he/she is not entitled to the rights or benefits afforded to Corporation's employees, including disability or unemployment insurance, workers' compensation, medical insurance, sick leave, or any other employment benefit. Independent Contractor is responsible for providing, at his/her own expense, disability, unemployment, and other insurance, workers' compensation, training, permits, and licenses for himself or herself and, if applicable, his/her employees and sub-independent contractors.

Payment of Income Taxes

2.04. Independent Contractor is responsible for paying when due all income taxes, including estimated taxes, incurred as a result of the compensation paid by Corporation to Independent Contractor for services under this Agreement. On request, Independent Contractor agrees to provide Corporation with proof of timely payment. Independent Contractor agrees to indemnify Corporation for any claims, costs, losses, fees, penalties, interest, or damages suffered by Corporation resulting from Independent Contractor's failure to comply with this provision.

Exhibit 6 (f)

Use of Employees or Sub-Independent Contractors

2.05. Unless there is prior written agreement between the parties, Independent Contractor agrees that there shall be no other sub-independent contractors or employees working for him/her relative to the scope of services covered by this Agreement. Should the parties subsequently agree that Independent Contractor may use other sub-independent contractors or employees to perform the services required of Independent Contractor under this Agreement, Independent Contractor agrees that such sub-independent contractors or employees shall be maintained entirely at Independent Contractor's own expense, and Corporation shall not be responsible for the maintenance, control, direction, or supervision of Independent Contractor's sub-independent contractors or employees. Nothing in this section shall be construed to mean that Independent Contractor cannot work in conjunction with other independent contractors or employees of Corporation.

ARTICLE 3. COMPENSATION

Corporation Payment of Independent Contractor's Compensation

3.01. For services rendered under this Agreement, Corporation agrees to pay Independent Contractor according to Article 9. of this Agreement, "Description of Services and Compensation Therefore".

Payment of Expenses

3.02. Except as otherwise specifically authorized by Corporation, Independent Contractor shall be responsible for all expenses incurred by Independent Contractor in performing services under this Agreement.

ARTICLE 4. OTHER OBLIGATIONS OF INDEPENDENT CONTRACTOR

Non-Exclusive Relationship

4.01. Independent Contractor may represent, perform services for, and contract with as many additional Corporations, persons, or companies as Independent Contractor, in his/her sole discretion, sees fit.

Time and Place of Performing Work

4.02. Independent Contractor shall perform the services under this Agreement in the manner detailed in Article 9. of this Agreement, "Description of Services and Compensation Therefore".

Tools, Materials, and Equipment

4.03. Independent Contractor may supply the instruments, supplies, and equipment required to perform the services under this Agreement, but also may, as necessary, use the instruments, supplies, and equipment at Corporation's office.

Workers' Compensation
4.04. Independent Contractor agrees to provide workers' compensation insurance for Independent Contractor's employees and agents, and agrees to hold harmless and indemnify Corporation for any and all claims arising out of any injury, disability, or death of any of Independent Contractor's employees or agents.

Insurance
4.05. Independent Contractor agrees to maintain a policy of insurance sufficient to cover any negligent act or omission committed by Independent Contractor or Independent Contractor's employees or agents during the performance of any duties under this Agreement. Independent Contractor further agrees to indemnify and hold Corporation harmless from any and all claims arising from any such negligent acts or omissions.

Independent Contractor's Qualifications
4.06. Independent Contractor, having sole discretion for the manner in which work under this Agreement shall be performed, represents that she has the qualifications and skills necessary to perform the services under this Agreement in a competent and professional manner without the advice or direction of Corporation. Therefore, failure by Independent Contractor to perform any of the services required under this Agreement shall constitute a material breach of the Agreement.

Indemnity
4.07. Independent Contractor agrees to indemnify, defend, and hold Corporation harmless from all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, attorneys' fees, and costs, that Corporation may incur as a result of a breach by Independent Contractor of any provision of this Agreement.

Assignment
4.08. Neither this Agreement nor any duties or obligations under this Agreement may be assigned by Independent Contractor without the prior written consent of Corporation.

ARTICLE 5. OTHER OBLIGATIONS OF CORPORATION

Cooperation of Corporation
5.01. Corporation agrees to comply with all reasonable requests of Independent Contractor that are necessary to the performance of Independent Contractor's duties under this Agreement.

ARTICLE 6. TERMINATION OF AGREEMENT

Termination on Notice

6.01. Either party may terminate this Agreement at any time by giving thirty (30) days written notice to the other party.

Termination on Occurrence of Stated Events

6.02. This Agreement shall terminate automatically on the occurrence of any of the following events:

(a) Death of the Independent Contractor;

(b) Assignment of this Agreement by the Independent Contractor without the consent of the Corporation.

Termination for Default

6.03. If either party defaults in the performance of this Agreement or materially breaches any of its provisions, the non-breaching party may terminate this Agreement by giving written notification to the breaching party. Termination shall take effect immediately on receipt of notice by the breaching party, or five days after mailing of notice, whichever occurs first. For the purposes of this paragraph, material breach of this Agreement includes, but is not limited to, the following:

(a) Corporation's failure to pay Independent Contractor any compensation due within 30 days after written demand for payment.

(b) Independent Contractor's failure to complete the services specified in Article 9. of this Agreement, "Description of Services and Compensation Therefore".

(c) Corporation's material breach of any representation or Agreement contained in this Agreement.

(d) Independent Contractor's material breach of any representation or Agreement contained in this Agreement.

Agreement to Continue Unless Terminated as Stated Above

6.04. Unless this Agreement is terminated in a manner provided above, this Agreement shall continue in full force and effect.

Exhibit 6 (f)

ARTICLE 7. PROPRIETARY RIGHTS

New Developments

7.01. Independent Contractor agrees that all reports and other information or items produced by Independent Contractor while performing services under this Agreement shall be assigned to Corporation as the sole and exclusive property of Corporation and/or Corporation's assigns, nominees, and successors, as will any copyrights, patents, or trademarks obtained by Independent Contractor while performing services under this Agreement.

Confidential Information

7.02. Any written, printed, graphic, or electronically or magnetically recorded information furnished by Corporation for Independent Contractor's use are the sole property of Corporation. This proprietary information includes, but is not limited to, patient files, information concerning Corporation's employees, products, services, prices, operations, and subsidiaries. Independent Contractor shall keep this confidential information in the strictest confidence, and shall not disclose it by any means to any person except with Corporation's approval, and only to the extent necessary to perform the services under this Agreement. This prohibition also applies to Independent Contractor's employees, agents and sub-independent contractors. On termination of this Agreement, Independent Contractor shall return to Corporation any confidential information in Independent Contractor's possession.

Non-Solicitation

7.03. For a period of two years following the termination of this Agreement, Independent Contractor shall not solicit any client of Corporation that Independent Contractor became aware of as a result of performing services under this Agreement.

ARTICLE 8. GENERAL PROVISIONS

Notices

8.01. Any notices required to be given under this Agreement by either party to the other may be effected by personal delivery in writing or by mail, registered or certified, postage prepaid with return receipt requested. Mailed notices must be addressed to the parties at the addresses appearing in the introductory paragraph of this Agreement, but either party may change the address by giving written notice in accordance with this paragraph. Notices delivered personally shall be deemed communicated as of actual receipt; mailed notices will be deemed communicated as of the day of receipt or the fifth day after mailing, whichever occurs first.

Entire Agreement of the Parties

8.02. This Agreement supersedes any and all agreements, either oral or written, between the parties with respect to the rendering of services by Independent

Exhibit 6 (f)

Contractor for Corporation, and contains all of the representations, covenants, and agreements between the parties with respect to the rendering of those services. Each party to this Agreement acknowledges that no representations, inducements, promises, or agreements, orally or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not contained in this Agreement, and that no other agreement, statement, or promise shall be valid or binding unless it is included within this Agreement. Any modification of this Agreement shall be effective only if it is in a writing signed by the party to be charged.

Partial Invalidity

8.03. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remaining provisions shall nevertheless continue in full force and effect without being impaired or invalidated in any way.

Payment of Monies Due Deceased Independent Contractor

8.04. If Independent Contractor dies before completing the services under this Agreement, any monies due Independent Contractor from Corporation under this Agreement as of the date of death shall be paid to the Independent Contractor's executors, administrators, heirs, personal representatives, successors, and/or assigns.

Arbitration

8.05. Any controversy between the parties to this Agreement involving the construction or application of any of the terms, covenants, or conditions of this Agreement shall, on the written request of one party served on the other, be submitted to binding arbitration. The arbitration shall comply with and be governed by the provisions of the California Arbitration Act, Sections 1280 through 1294.2 of the California Code of Civil Procedure, except that discovery shall be allowed to the full extent as that allowed in a Superior Court Civil Action. The parties shall select a third impartial arbitrator whose decision will be final and conclusive on both parties. Each party shall bear there own expense in such arbitration, except that the arbitrator shall be allowed to award costs to the prevailing party and reasonable attorneys fees shall be allowed as an element of costs.

Attorneys' Fees

8.07. If any arbitration or formal legal action, including an action for declaratory relief, is brought to enforce or interpret the provisions of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, which may be set by the court (or arbitrator) in the same action or in a separate action brought for that purpose. This shall be in addition to any other relief to which either party may be entitled.

Governing Law

8.08. This Agreement will be governed by and construed in accordance with

Exhibit 6 (f)

the laws of the State of California.

ARTICLE 9. DESCRIPTION OF SERVICES AND COMPENSATION THEREFORE

Initial Stock Compensation

9.01. In return for Independent Contractor illustrating, and Corporation accepting, the initial 12 completely illustrated stories - six for Courtesy and six for Character - by February 28, 2002, Corporation shall pay Independent Contractor 30,000 shares of Corporation's Class A Common Stock.

Initial Financial Compensation

9.02. In return for Independent Contractor illustrating, and Corporation accepting, the initial 12 completely illustrated stories - six for Courtesy and six for Character - by February 28, 2002, Corporation shall pay Independent Contractor $375.00 per illustrated story, to be invoiced and payable at the end of that month or the month of completion if that is later.

Financial Compensation Subject to Reg-A

9.03. Subject to Corporation receiving $1,000,000 from any successful stock offering, and subject to Independent Contractor's successful completion of all other requirements of this Agreement, Corporation shall also pay Independent Contractor $750.00 for successful completion and Corporation's acceptance of the 36 illustrated stories listed in Section 9.05 of this Agreement. These payments shall be in increments as money is raised from investors. Out of the first $250,000 Corporation receives, Corporation shall pay Independent Contractor $750.00 for each illustrated story completed and accepted to up to the first 12 illustrated stories in Section 9.05. Out of the next $250,000 Corporation receives (i.e. $500,000 total), Corporation shall pay Independent Contractor $750.00 for each illustrated story completed and accepted to up to next 12 stories in Section 9.05. Out of the next $250,000 Corporation receives(i.e. $750,000 total), Corporation shall pay Independent Contractor $750.00 for each illustrated story completed and accepted to up to the final 12 stories in Section 9.05. If Corporation does not raise the million dollars, but still moves forward, then Independent Contractor's final payment shall come from Corporation if Corporation receives $1,000,000 from any combination of revenue and capital investment. For the compensation of this section to be effective, the illustrated stories must be completed pursuant to the performance deadlines detailed in Section 9.05.

Further Potential Stock Compensation

9.04. Subject to Independent Contractor's successful completion of all the requirements of this Agreement, Corporation shall pay Independent Contractor 1,250 shares of Corporation's Class A Common Stock as a bonus for each month the performance deadlines of Sections 9.05 are met (up to a total of 11,250 additional

Exhibit 6 (f)

bonus shares). However, if Corporation receives $500,000 or more in funding from any source, Corporation shall pay Independent Contractor an additional 1,250 shares of Corporation's Class A Common Stock as a bonus for each month the performance deadlines of Sections 9.05 are met, except that this additional bonus stock shall only begin becoming due and payable the first month after Corporation receives $500,000 or more in funding. Therefore, such additional stock bonuses will not be retroactive for any months prior to the funding being received, regardless of whether or not the deadlines had previously been met.

Performance Deadlines

9.05. The following illustration deadlines are required to be met by Independent Contractor in order to qualify for the Section 9.03 (*Further Potential Stock Compensation)* to be paid by Corporation pursuant to this Agreement:

1. "You are a Treasure" (Home/Respect for Others - Personal Picture Page - TeamWork - Self-Esteem) shall be finished in March, 2002.

2. "You are a Treasure" (Appreciate Ethnic Backgrounds - Your Life) "Social Graces" (Telephone Etiquette - Elevator Etiquette) shall be finished in April, 2002.

3. "Social Graces" (Bathroom Etiquette - Cutting in Line - Pointing & Laughing/ Offensive Gestures - Anger Control) shall be finished in May, 2002.

4. "Assemblies" (Eyes Open, Mouth Closed - Clap Now? - Plays, Movies & More - Here Comes the Bride) shall be finished in June, 2002.

5. "Assemblies" (National Anthem - Who is on Stage) "Reach for the Stars" (Stealing, Borrowing & Purchasing - Integrity) shall be finished in July, 2002.

6. "Reach for the Stars" (Litterbug & Graffiti - People with Special Needs - Pets - Places of Work) shall be finished in August, 2002.

7. "Personal Dress Code" (Clean Clothes - Inside Out - School, Special Occasions, and Out to Play - Hair) shall be finished in September, 2002.

8. "Personal Dress Code" (Teeth, Nails and All the Rest - Squeaky Clean) "Table Manners" (Do's & Don'ts with Mouth Full - Passing not Reaching) shall be finished in October, 2002.

9. "Table Manners" (Napkin versus the Sleeve - What is all this Silverware? - Practice Place Setting - Out to Eat) shall be finished in November, 2002.

Independent Contractor agrees that time is of the essence and failure to meet

ARTICLE 10. EXECUTION

The below signed parties acknowledge they read and understood this Agreement, and by their execution accept it in all its particulars. This Agreement is executed on the date(s) specified below, in the County of Riverside, State of California, by the following parties:

Execution by Corporation

1-15-02
Date

You First, Inc
By Cynthia Scritchfield, President

Execution by Independent Contractor

1/15/02
Date

Anne York

Exhibit 6(f)

STATEMENT RE: PLAN OF ACQUISITION

There is currently no plan of acquisition, reorganization, arrangement, liquidation or succession. However, the basis for any subsequent event relative to any of these items would be covered within the Certificate of Amendment listed as Exhibit 3, which would include any specifically known terms relative to the above.


TDE
&

Attorneys at Law

TYLER, DORSA & ELDRIDGE, LLP

43460 Ridge Park Drive, Suite 220
Temecula, California 92590
Telephone: (909) 699-5000
Facsimile: (909) 699-5025

February 13, 2002

Attn: Amanda Gordon
Securities Exchange Commission

Re: You First, Inc. - Opinion re Legality of Securities

Dear Ms. Gordon:

The securities covered by the Offering Statement for You First, Inc. will be legally issued, fully paid and non-assessable when sold.

Very truly yours,

Lawrence R. Dorsa, Esq.

LRD/ck

Exhibit 11



00-717427

State of California
Bill Jones
Secretary of State

STATEMENT BY DOMESTIC STOCK CORPORATION

Filing Fee - Please see information section

[illegible] Read Instructions Before Completing This Form

ENDORSED - FILED
in the office of the Secretary of State
of the State of California

OCT 20 2000

BILL JONES, Secretary of State

This Space For Filing Use Only

1. DO NOT ALTER PREPRINTED NAME. IF ITEM 1 IS BLANK, PLEASE ENTER THE CORPORATE NAME AND NUMBER.

2053761

DUE DATE DECEMBER 15, 2000

YOU FIRST, INC.

2. STREET ADDRESS OF PRINCIPAL EXECUTIVE OFFICE — CITY AND STATE — ZIP CODE
44745 El Prado Rd., Temecula, CA 92590

3. STREET ADDRESS OF PRINCIPAL BUSINESS OFFICE IN CALIFORNIA, IF ANY — CITY — ZIP CODE
CA

4. MAILING ADDRESS — CITY AND STATE — ZIP CODE
P.O. Box 1645, Temecula, CA 92593

LIST THE NAMES AND COMPLETE ADDRESSES OF THE FOLLOWING OFFICERS. (The corporation [illegible] officer may hold more than one office. The appropriate title for the officer may be added, but do not alter or delete the [illegible]

5. CHIEF EXECUTIVE OFFICER/ — ADDRESS — CITY AND STATE — ZIP CODE
Cynthia Zimmerman, P.O. Box 1645, Temecula, CA 92593

6. SECRETARY/ — ADDRESS — CITY AND STATE — ZIP CODE
Martin Ocegueda, P.O. Box 1645, Temecula, CA 92593

7. CHIEF FINANCIAL OFFICER/ — ADDRESS — CITY AND STATE — ZIP CODE
Martin Ocegueda, P.O. Box 1645, Temecula, CA 92593

LIST THE NAMES AND COMPLETE ADDRESSES OF ALL DIRECTORS, INCLUDING DIRECTORS WHO ARE ALSO OFFICERS. (The corporation must have one or more directors).

8. NAME — ADDRESS — CITY AND STATE — ZIP CODE
Cynthia Zimmerman, 44745 El Prado Rd., Temecula, CA 92590

9. NAME — ADDRESS — CITY AND STATE — ZIP CODE

10. NAME — ADDRESS — CITY AND STATE — ZIP CODE

11. NUMBER OF VACANCIES ON THE BOARD OF DIRECTORS, IF ANY: None

12. CHECK THE APPROPRIATE PROVISION BELOW AND NAME THE AGENT FOR SERVICE OF PROCESS:
[X] AN INDIVIDUAL RESIDING IN CALIFORNIA.
[ ] A CORPORATION WHICH HAS FILED A CERTIFICATE PURSUANT TO SECTION 1505 OF THE CALIFORNIA CORPORATIONS CODE.
AGENT'S NAME: Lawrence R. Dorsa, Esq., Tyler, Dorsa & Eldridge, LLP, Attorneys at Law

13. ADDRESS OF THE AGENT FOR SERVICE OF PROCESS IN CALIFORNIA, **IF AN INDIVIDUAL.** — CITY — ZIP CODE
41877 Enterprise Circle North, Suite 210, Temecula, CA 92590 — CA

14. DESCRIBE THE TYPE OF BUSINESS OF THE CORPORATION
Marketing

42

15. I DECLARE THAT I HAVE EXAMINED THIS STATEMENT AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, IT IS TRUE, CORRECT, AND COMPLETE.

Lawrence R. Dorsa	Lawrence R. Dorsa	Attorney	10/18/00
TYPE OR PRINT NAME OF SIGNING OFFICER OR AGENT	ORIGINAL SIGNATURE	TITLE	DATE

SO-200 C (REV. 11/99) — Approved by Secretary of State

Exhibit 14

Prototype and Post-Prototype Business Plan Summary Detail

The data provided below assume a successful result from the initial distribution and testing of prototype kits and materials. While specific assumptions are employed in terms of both costs and revenues. Early market testing and entry will carry unit costs materially higher than those estimated once Full Market Deployment stage is reached. Initial 90 day assumed direct costs, including resulting field response evaluation, are estimated to be:

15 Set Prototype/Test Production and Marketing - Initial 90 Days [Offering Funding + 90 Days]

Estimated Time Required	Kit Designed For	Components	Unit Cost	Total Order Costs	Other Direct-Indirect Costs	Total Cost
45-90 Days	Faculty	Treasure Chest				
		Faculty Manual				
		Storybook				
		Music CD				
		Teacher Workbook				
		Interactive Video				
		American Flag				
		Silkscreen Badge Board				
Sub Totals			245.00	3,429		
	Student Packs	Workbook				
		Workbook Treasure Box				
		Treasure Bag				
		Workbook Sticker Rolls				
		Participation Sticker Sheets				
		Reward "Coins"				
		Certificate Packs				
		Badge Books				
		Embroidered Badges				
Sub Totals			21.62	1,853		
	Other Costs	Program Field - Prototype Placements			22,000	
		Original Musical Composition			54,000	
		Teacher Workbook Composition			8,285	
		Video Production - Initial Set Up			4,000	
		Badges and Board Design			530	
		Prototype Pack-Ship			1,500	
		Advertising-Marketing - Sales			36,000	
		90 Day G&A			30,000	
		Contingency Reserve			25,000	
Sub Totals					181,315	
Total Projected Prototype/Test Phase Cost						$186,877

A second phase leading to full market entry [next page data display] assumes a decision by management to move forward with a 50 school target. Full Market Deployment [supra] assumes that the 50 school placement targets are [a] met and [b] highly functional. Once substantially achieved it is also the point at which full national promotion, marketing and distribution of the *You First* educational program on a national basis is intended to begin. While other core market segments are assumed to be potentially profitable for future growth and development [e.g. public institutions], the data displayed here are limited to the private Pre K-K school markets and environment.

Exhibit 15(a)

No suggestion is made that profitability can be achieved during the Prototype/Test stage [infra]. Exhaustive program evaluation in the form of child and parent, local teacher and advisor comments are the objectives of prototype testing. That same operating reality is expected to apply to the second marketing phase with a target of 50 full program placements. The Prototype/Test stage of the Business Plan is expected to require a 45-60 calendar day period inclusive of delivery times. The 50 program placement period projected is 90 additional calendar days. The working calendar plan of the firm is as follows:

	Period Required From Offering Funding
Prototype/Test Period	45 - 60 Calendar Days
Initial Full Program Placements [50]	60 - 150 Calendar Days
Full Market Deployment [Quarter 1 - 300]	150 - 240 Calendar Days
Full Market Deployment [Quarter 2 - 900]	240 - 330 Calendar Days

Two expenditure reserve items not otherwise included in the Uses of Funds detail presented are contingent expenditure items that may well be required to achieve satisfactory market entry by the company. They are:

Professional Video Promotional Program @ $ 50,000 +/-
Media Response Kits yet to be determined @ $25.00 unit cost, quantity of 500 @ $12,500.

While unit costs are projected to decline sharply in virtually all categories with rising unit volume, the Initial Full Program stage will include added items. Profitability is not anticipated until well into the Initial Full Program phase. Projected reduced unit costing is projected to occur as a function of order volume increases:

Initial Full Program Placements [50 Active Schools]]

Estimated Time Required	Kit Designed For	Component	Single Unit Cost	Total Order Cost	Other Direct-Indirect Costs	Total Cost
90 Days	Faculty	Treasure Chest				
		Faculty Manual				
		Storybook Set				
		Music CD				
		Teacher Workbook				
		Interact Video Set				
		American Flag				
		Silkscreen Badge Board				
Sub Totals			292.00	14,600		
	Per Student	Workbook				
		Workbook Treasure Box				
		Treasure Bag				
		Workbook Sticker Roll [100 Each]				
		Participation Sticker Roll [400 Each] Roll				
		Reward "Coins"				
		Certificate Packs				
		Badge Books				
		Embroided Badges				
Sub Totals			18.30	34,988		
	Other Costs	Packaging/Shipping			2,500	
		Advertising-Marketing - Sales @ 20.0% + Subsidy			50,000	
		90 Day G&A			30,000	
		Contingency Reserve			25,000	
Sub Totals					107,500	
Total Projected Phase Cost						157,088

Exhibit 15(a)

Forward, post initial 50 school location orders and shipments for the three calendar months following actual open market advertising and promotion are projected to be:

Full Market Deployment - Placements 100 Monthly - 90 Day Display

Estimated Time Required	Kit Designed For	Component	Cost	Total Order Cost	Other Direct-Indirect Costs	Total Cost
Each 90 Days	Faculty	Treasure Chest				
		Faculty Manual				
		Storybook [Sets]				
		Music CD				
		Teacher Workbook				
		Interact Video Sets				
		American Flag				
		Silkscreen Badge Board				
Sub Totals			204.00	61,200		
	Per Student	Workbook				
		Workbook Treasure Box				
		Treasure Bag				
		Workbook Sticker Roll [100 Each]				
		Participation Sticker Roll [400 Each]				
		Reward "Coins"				
		Certificate Packs				
		Badge Books				
		Embroidered Badges				
Sub Totals			14.03	155,288		
	Other Costs	Packaging/Shipping			15,000	
		Advertising-Marketing - Sales @ 20.0%			90,000	
		90 Day G&A			90,000	
		Contingency Reserve			50,000	
Sub Totals					245,000	
Total Projected Phase Cost						461,488

A 300 school monthly placement rate is projected to be achieved on a continuing basis, virtually without practical limitation particularly once comparative enrichment studies are completed. Such studies are intended to be joint review releases as a product of value recognition by both the offeror and the schools involved. On a sustained basis a quarterly 900 school rate is projected to result in these costs.

Full Market Deployment - Placements 300 Monthly - 90 Day Display

Estimated Time Required	Kit Designed For	Component	Cost	Total Order Cost	Other Direct-Indirect Costs	Total Cost
Each 90 Days	Faculty	Treasure Chest				
		Faculty Manual				
		Storybook [Sets]				
		Music CD				
		Teacher Workbook				
		Interact Video Sets				
		American Flag				
		Silkscreen Badge Board				
Sub Totals			146.50	131,850		

Tabular display continued........

Full Market Deployment - Placements 300 Monthly - 90 Day Display *Continued....*

Estimated Time Required	Kit Designed For	Component	Cost	Total Order Cost	Other Direct-Indirect Costs	Total Cost
	Per Student	Workbook				
		Workbook Treasure Box				
		Treasure Bag				
		Workbook Sticker Roll [100 Each]				
		Participation Sticker Roll [400 Each]				
		Reward "Coins"				
		Certificate Packs				
		Badge Books				
		Embroidered Badges				
Sub Totals			9.70	293,063		
	Other Costs	Packaging/Shipping			45,000	
		Advertising-Marketing - Sales @ 20.0%			270,000	
		90 Day G&A			180,000	
		Contingency Reserve			50,000	
Sub Totals					545,000	
Total Projected Phase Cost						969,913

While there can be no certainty that some or any of the projections displayed or the assumptions employed by management can or will be achieved or realized by You First, Inc., costing and estimated pricing set forth above represent full and complete known data as furnished to the company by third party product and materials sources. Unknown and unrecognized costs which may be incurred by the company may exist. Curriculum testing of students has not yet been performed or attempted. There is no assurance that such testing, a part of the prototype testing process herein above referenced, will prove successful or of commercial value.

To the extent that the sales, revenue and costs herein above set forth are reliable, added costs must be recognized:

General - Administrative, Management Budget

The company will incur specific operating costs classified as General - Administrative, Management costs on a forward basis upon the completion of this Offering and the closing thereof. Such costs will include but not be limited to:

Developmental Period Management-Professional Expense of Company

Management does not currently receive compensation in accordance with plan of the initial corporate development plan of the company. However, upon completion of this offering and the funding thereof Management will receive interim compensation equal to $5,000.00 per month for each calendar month from October 1, 2000 and an equal sum monthly on a forward basis. All such compensation, if any, is subject to approval of the Board of Directors of the company.

Executive, Clerical and Other Personnel Expense

It is the specific plan and intention of management to solicit and retain the services of existing external personnel and professionals on behalf of the company or other personnel to meet the ongoing operating needs of the company in pursuit of its growth objectives. No budget has been determined for such costs at this time.

Realty Lease Expense - Offices

While the company currently is experiencing no such expenses, it is the intention of management to open a establish offices responsive to then forward general office needs of the company. No budget or estimate of such needs or the actual cost thereof can be made at this time. A maximum management estimate is here made that no more than 2,000-2,500 square feet will be required for such facilities at an estimated cost of $1.30 per month.

Other Non Specified Operating Costs to be Incurred
Other operating forward costs will be incurred by the company during the course of the post closing period [of this Offering] that will include but not be limited to office furnishings and equipment, travel and automotive expense, professional services and fees, licensing and permits, increases or decreases in currently estimated costs of goods or services, utilities, telecommunications, printing and postage, freight and shipping, electronics systems and programs and all other general business and commercial operating costs and expenses known or unknown.

Such referenced costs, known or unknown, must be recognized as yet to be fully identified or incurred costs not included herein. The company does, however, project and anticipate the potential of profitability based upon the specificpricing, pro forma costs and business plan cash management-resources schedule.

The objective of management is to reach and maintain a gross annual profit margin of $35.00 per student per year. The modeling employed herein is keyed to that objective and assumption - founded on an assumed retail price per enrolled student of $59.95 annually inclusive of all "faculty" costs which are in each instance blended into the data above. Early market measurement suggests that a significantly higher retail price may be supportable. The following data recognize two added pricing levels that will be considered by the company. The computation range of margins is as follows at the stages of market penetration herein above presented - including annualized value of continued student enrollments, to wit:

$59.95 Per Student Annual Margin Level - Gross Margins = $35.00 Each DATA EMPLOYED HERE
Marketing Year 1 Total Unit Placements = 23,800 23,800 Total Units X $35.00 Per Student = $ 747,422 Next 12 Months
Marketing Year 2 Total Unit Placements = 67,200 91,000 Total Units X $35.00 Per Student = $2,857,790 Next 12 Months
Marketing Year 3 Total Unit Placements = 67,200 158,200 Total Units X $35.00 Per Student = $4,968,158 Next 12 Months

$69.95 Per Student Annual Margin Level - Gross Margins = $45.00 Each
Marketing Year 1 Total Unit Placements = 23,800 23,800 Total Units X $45.00 Per Student = $1,071,000 Next 12 Months
Marketing Year 2 Total Unit Placements = 67,200 91,000 Total Units X 45.00 Per Student = $4,095,000 Next 12 Months
Marketing Year 3 Total Unit Placements = 67,200 158,200 Total Units X $45.00 Per Student = $7,119,000 Next 12 Months

$79.95 Per Student Annual Margin Level - Gross Margins = $55.00 Each
Marketing Year 1 Total Unit Placements = 23,800 23,800 Total Units X $55.00 Per Student = $1,309,000 Next 12 Months
Marketing Year 2 Total Unit Placements = 67,200 91,000 Total Units X $55.00 Per Student = $4,095,000 Next 12 Months
Marketing Year 3 Total Unit Placements = 67,200 158,200 Total Units X $55.00 Per Student = $7,119,000 Next 12 Months

Based on the $59.95 pricing assumption [reference data set forth above], per student margins are projected to be:

	45-60 Day Prototype Test Period	50 School Initial Full Program Placement	100 Per Month Full Market Deploy 300 Total	300 Per Month Full Market Deploy 900 Total	Forward Sustained Rate
Revenue Per Student - Year	$ 59.95	$ 59.95	$ 59.95	$ 59.95	$ 59.95
Direct Pro Forma Annual Cost Per Student *					
- Direct Delivered Cost Each	[31.42]	[29.02]	[22.19]	[14,40]	[10.07]
- Package/Ship/Deliver	[5.00]	[5.00]	[5.00]	[5.00]	[2.00]
- Direct Marketing/Sales	[2,400]	[90.00]	[30.00]	[12.00]	[12.00]
- Pro Forma Year 1 Single Student Gross Margin	[2,376]	[64.07]	2.76	28.55	35.88

Prospective investors are encouraged to play the CD [laser disc] sample of You First music included with this offering, a key program element, and view reproduced program characters for further insight to the character of the undertaking. On site contact and program material inspection is also available.


Boxster
G'day
Mate
Greta
Spike
Tough
You First Inc.™
Mrs.
Carrington
Bob
Sally
Mr. MacKenzie
Oscar

Exhibit 15(b)


48 STORIES!
48 DIFFERENT ACTIVITIES
9 POSSIBLE BADGES AWARDED VOLUNTARILY
At Home with OSCAR Badge Book
FUNBOOK STICKERS!
INTERACTIVE VIDEO
MUSIC!
17 EXCITING SING-ALONG SONGS
MERIT BADGES!
TABLE MANNERS
COURTESY
PERSONAL DRESS CODE
REACH FOR THE STARS
ACTIVITIES
STORIES
GAMES
You First
PUPPETS TO HELP THE KIDS LEARN!
TREASURES OF A LIFETIME TO LEARN
A TREASURE CHEST JUST LIKE THE TEACHER

Exhibit 15(b)

Please & Thank You!

Helpful Hints: Words and phrases are key—"Please!", "Thank you!" and "It is my pleasure!" Encourage their use at every appropriate opportunity. Remember to add, "You are welcome!"

Lesson Preparation: This special story provides places to pause for interplay with the students. Please review the story. Always be prepared to interact with the children.

Materials: Story title—*Boxie's Please and Thank You Day*

Lesson: Oscar learns to say, "Please!" and "Thank You!"


"I didn't bring a book but I'm sure thirsty. Give me that glass."
Boxie took the glass and drank all the lemonade. Greta couldn't believe it!
"Boxster Turtle, I am going to have to ask you to leave, PLEASE."
14
"I thought I might get a bite to eat. I'm hungry!" and Boxie started to eat Greta's salad.
"PLEASE, PLEASE stop! You'll ruin everything."
17

Exhibit 15(b)